FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC. (Translation of registrant’s name into English)
El Golf 150 Fourteenth Floor Santiago, Chile (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                      ☑           Form 40-F                      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item	Page

1.	Ratio Analysis of the Consolidated Financial Statement	1
2.	Unaudited Consolidated Financial Statement	7
3.	Unaudited Consolidated Financial Income Statement	9
4.	Unaudited Consolidated Statement of Changes in Net Equity	11
5.	Unaudited Consolidated Statement of Cash Flow	12
6.	Unaudited Notes to the Consolidated Financial Statement	13

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

1.  VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of International Financial Reporting Standards (IFRS).  In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.  ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Financial Statement

The principal components of assets and liabilities as of December 31, 2010 and December 31, 2009 are as follows:

Assets	12/31/2010	12/31/2009
	ThU.S.$	ThU.S.$
Current assets	3,152,116	2,275,313
Non-current assets	9,354,216	9,141,514
Total assets	12,506,332	11,413,827

Liabilities and Shareholders’ Equity	12/31/2010	12/31/2009
	ThU.S.$	ThU.S.$
Current liabilities	1,209,061	951,413
Non-current liabilities	4,456,696	4,079,981
Non –parent participation	108,381	113,840
Net equity attributable to parent company Shareholders’ equity	6,732,194	6,268,593
Total net equity and liabilities	12,506,332	11,413,827

At December 31, 2010, total assets increased by 9.571% or U.S.$ 1,093 million compared to December 31, 2009.  This increase is mainly attributable to an increase in Cash and Cash Equivalents and Trade and Other receivables.

Total liabilities increased by U.S.$ 634 million.  This increase is mainly attributable to an increase in Other Financial Liabilities for Arauco’s Investment Policy in September 2010 and an increase in minimum dividend provisions partially offset by bank loans.

The main financial and operating ratios are as follows:

Liquidity ratios	12/31/2010	12/31/2009
Current ratio	2.61	2.39
Acid ratio	1.72	1.41

Debt indicators	12/31/2010	12/31/2009
Debt to equity ratio	0.83	0.79
Short-term debt to total debt	0.21	0.19
Long-term debt to total debt	0.79	0.81

	12/31/2010	12/31/2009
Financial expenses covered	5.20	2.85

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

2.  ANALYSIS OF FINANCIAL POSITION, continued
a)	Analysis of the Balance Sheet, continued

Operational ratios	12/31/2010	12/31/2009
Inventory turnover	2.30	2.23
Inventory turnover (excluding biological assets)	3.41	3.28
Inventory permanence-days	156,84	161,21
Inventory permanence (excluding biological assets)	105,55	109,65

The liquidity ratio and the acid test for the current period has increased compared to December 31, 2009.  This is due to an increase in current assets compared to the proportional increase in the variation of current liabilities, which in turn is explained by an increase of Cash and cash equivalents and Trade and Other Receivables.

As of December 31, 2010, the short-term debt represented 21% of total liabilities compared to 19% as of December 31, 2009.

The ratio of financial expenses covered increased from 2,85 in December 31, 2009 to 5.20 in December 31, 2010.  This increase is attributable to higher profits in the current period.

The ratio of inventory turnover does not present significant changes by 2010 as compared to December 31, 2009.

b)	Analysis of the Income Statement

Profit before Income Tax

Profit before Income Tax registers a profit of U.S.$899 million in 2010 compared to U.S.$358 million in 2009, an increase of U.S.$541 million. The change was attributable to the factors described in the following table:
Item	Million U.S.$
Gross margin	530
Other operatin income	197
Administration cost	(66)
Financial costs	(20)
Foreign currency exchange rate	(34)
Others net	(66)
Net change in income before income tax	541

Gross Margin presents a profit of U.S.$1,490 million in 2010 compared to U.S.$ 530 million in 2009, caused by a proportional increase in revenues due to an increase in sales price.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

2.  ANALYSIS OF FINANCIAL POSITION, continued

The decrease in the exchange rate difference is principally due to a strong deppreciation of the U.S. Dollar against the Chilean peso, the Euro and the Real, the currencies in which the Company owns financial investments, tax receivables and other accounts receivable.

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	12/31/2010 ThU.S$	12/30/2009 ThU.S$
Pulp	1,878,997	1,682,715
Sawn timber	621,453	493,938
Panels	1,109,738	832,170
Forestry	156,269	89,521
Other	21,897	14,701
Total revenues	3,788,354	3,113,045

Sales costs	12/31/2010 ThU.S$	12/31/2009 ThU.S$
Wood	613,536	630,215
Forestry work	470,283	353,183
Depreciation	187,208	190,945
Other costs	1,027,164	978,192
Total sales costs	2,298,191	2,152,535

Profitability index	12/31/2010	12/31/2009
Profitability on equity	10.60	4.92
Profitability on assets	5.86	2.81
Return on operating assets	7.04	3.13

Profitability ratios	12/31/2010	12/31/2009
Income per share (U.S.$) (1)	6.14	2.66
EBITDA	1,405,931	728,725
Income after tax (ThU.S.$) (2)	700,749	304,596
Gross margin (ThU.S.$)	1,490,163	960,510
Financial costs ( ThU.S.$)	(213,912)	(193,872)

(1) (2)	Earnings per share refer to the profit to net equity to parent company. Includes interest.

3.  DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

4.  MARKET SITUATION

Pulp

The last quarter of 2010 continued with a favorable level of demand and a strong market in general, except for some specific markets with weaker demand mainly caused by the difficulty of trespassing pulp prices to the paper market. World inventory levels increased between the third and fourth quarter of 2010, however, it started to fall again in November. For the beginning and end of the fourth quarter we could see inventory levels of 26 and 25 days for long fiber and 43 to 37 days for short fiber, respectively. These inventory levels are 2 days higher than those of the fourth quarter of 2009 for long fiber and 6 days higher for short fiber.

Again, Asia –particularly China– continues to be the demand’s engine and leads market price changes. After some small price adjustments, during the fourth quarter we see again an upward trend in long fiber prices and price stability for short fiber. This situation also occurred in other markets, where “spot” offers have been disappearing.

China had stability in its prices at the beginning of the fourth quarter and started to have price increases in long fiber towards the end of the quarter caused by a strong demand for recovering a “comfortable” level of inventories for the paper industry. In short fiber, despite having a favorable demand, there was no price increase. The main reason behind this is the supply coming from fiber produced in China and its neighbor Indonesia. Both countries have increased its short fiber supply due to a higher production and environmental limitations for commercializing in other markets, such as Europe.

Other Asian markets must follow the same trend of pulp prices, but its paper markets are suffering an oversupply that has significantly eroded paper margins. This has happened especially in Korea, where possibly paper producers shall lower its production rate. This market faces imports from China and Indonesia, which have new tariff limitations to export to the USA and Europe.

Regarding unbleached long fiber, it also has remained stable at very high price levels. Specialty products, fiber cement and other products that use this kind of pulp grade have been important to cover normal levels of demand in the packaging market that cannot compete with current levels of unbleached long fiber.

Europe follows a very different trend. After having an important recovery in the paper market during second and third quarters, the leveling of inventory levels, paper oversupply, and exchange rate effects start again to erode paper producer’s margins, consequently affecting demand for pulp.

The North American market did not have major changes, with a stable demand in a relatively low level.

Latin America continues with good demand levels. Paper and tissue markets are strong and following world trends of raw materials. In general, markets are stable and smooth.

 During the fourth quarter all of our plants had normal production levels except for the line 2 of the Arauco plant, which during that time was still under reparation of the damages caused by the February 27th, 2010 earthquake. In December 2010 this line began with equipment testing and at the end of January 2011 the Arauco line 2 was fully operative.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

4.  MARKET SITUATION, continued

Sawn Timber

The real estate and construction sectors in the United States have shown a decline during the fourth quarter of 2010. The housing starts index reached 529,000 units in December. Current construction levels continue very low as compared to the historic 10 year average. During the fourth quarter there is a fall in sales price of moldings and wood compared to the third quarter of this year. This was caused by the inventory excess that most of the distributors had.

During this quarter, demand for wood products continues slowing down until reaching equilibrium levels at the end of the year in almost all markets. This has caused lower sales prices, especially in China, Korea, Mexico and Taiwan.

In the Chilean market sales were above year 2009, especially pushed by requirements derived from the reconstruction efforts after the February 27th, 2010 earthquake.

Panels

We had a favorable balance for year 2010, returning to a growth path we had lost during the 2008-2009 financial crisis, especially in sales prices where we were able to grow an average 33% from December 2009 to December 2010. Despite having a very good year, we experienced high volatility not only in sales process but also in the plant and distribution chain inventory levels caused by the earthquake effects and the world crisis.

Plywood, the most negatively impacted product line in terms of margin erosion during 2009 had an important sale prices recovery during 2010, and in aggregated terms it increased 20% compared to year 2009. This led to important margin increases, recovering almost level seen during year 2008. In terms of markets, Latin America grew very strong in terms of volumes and prices, while Europe and USA also improved returns but had a strong fall in volumes as they are still strongly impacted by low demand due to the financial crisis effects.

Our MDF product line, also had an important recovery in prices –roughly a 20% increase– which consequently brought an increase in margins by around 50%. The demand for MDF panels during 2010 was in general very strong, pushed by a very dynamic Brazilian market, which led the demand for this product in the Latin American region. The rest of the South and Central American markets provided with high growth rates in volume and also contributed with better margin rates.

In the case of MDF moldings to the American market, we were able to increase sales prices roughly 10%, improving margin returns by 7%.

Finally, this was also a very good year for Hard Board, achieving a 15% price increase due to the over demand, which also brought a 35% improvement in margin returns. This product line has a very good outlook in terms of new price increases, given the increasingly limited global supply due to many plant closures, and new product applications that are competing with thin MDF.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow at December 31, 2010 and 2009 are as follows:

	12/31/2010 MUS$	12/31/2009 MUS$
Positive (negative) Cash flow
Cash flow from operating activities	1,137,275	751,025
Cash flow from financing activities:
Loan and bond payments	191,122	435,432
Dividend payments	(158,781)	(135,175)
Others	1,511	2,115
Cash flow from investment activities:
Purchase and sales of permanent investments	(54,536)	(302,383)
Incorporation and sale of property, plant and equipment	(507,332)	(271,145)
Incorporation and sale of biological assets	(114,720)	(89,817)
Other	7,174	(53,946)
Net cash flow for the period	501,713	336,106

We had a positive operating cash flow of U.S.$1,137 million in the current period compared to a positive balance of U.S.$751 million in 2009. The positive operating cash flow resulted from an increase in client recovery and was partially offset by an increase in payments to suppliers.

Cash flow from financing activities as of December 31, 2010 had a positive balance of U.S.$34 million compared to a positive balance of U.S.$302 million for the same period in 2009.  This change resulted from lower received loans in the year 2010.

The investment cash flow decreased of U.S.S$669 million (U.S.$717 million in period 2009) at the end of the current period, due principally to payments for acquisition of property, plant and equipment and capital contribution from associated parties.

6.  MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2010, a ratio of fixed rate debt to total consolidated debt of approximately 92.7%, which it believes is consistent with industry standards.  The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars.  Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues.  As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEETS

	Note	12/31/2010	12/31/2009
		ThU.S.$	ThU.S.$

Assets
Current Assets
Cash and cash equivalents	4	1,043,834	534,199
Other financial current assets	23	2,909	8,426
Other current non-financial assets		177,140	118,133
Trade and Other receivables-net	23	774,289	558,441
Related party receivables	13	18,074	16,327
Inventories	3	727,535	620,058
Biological assets, current	20	344,096	310,832
Tax receivables		50,131	105,897
Total Current Assets other tan assets or disposal groups classified as held for sale or as held for distribution to owners		3,138,008	2,272,313
Non-Current Assets or disposal groups clasiffied as held for sale	22	14,108	0
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		14,108	0
Total Current Assets		3,152,116	2,272,313
Other non-current financial assets	23	65,372	29,078
Other non-current and non-financial assets		52,352	35,196
Investment in associates accounted for using equity method	15	498,204	476,101
Intangible assets	19	11,127	11,154
Goodwill		66,231	63,776
Property, plant and equipment	7	5,088,745	4,969,753
Biological assets, non-current	20	3,446,862	3,446,696
Deferred tax assets	6	125,323	109,760
Total non-current assets		9,354,216	9,141,514
Total Assets		12,506,332	11,413,827

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEETS (continued)

	Note	12/31/2010	12/31/2009
		ThU.S.$	ThU.S.$
Liabilities
Current Liabilities
Other financial liabilities, current	23	554,673	535,557
Trade and Other payables	23	362,182	321,892
Related party payables	13	9,209	10,136
Other provisions, current	18	5,842	5,169
Tax liabilities		62,887	2,202
Current provision for employee benefits	10	3,312	2,372
Other current financial liabilities	25	210,956	74,085
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,209,061	951,413

Total Current Liabilities		1,209,061	951,413
Non-Current Liabilities
Other non-current financial liabilities		2,909,429	2,678,010
Other non-current provisions	18	7,609	9,463
Deferred tax liabilities	6	1,369,489	1,256,090
Non-current provision for employee benefits	10	35,964	25,295
Other non-current financial liabilities		134,205	111,123
Total non-current liabilities		4,456,696	4,079,981
Total liabilities		5,665,757	5,031,394
Net Equity
Issued capital stock		353,176	353,176
Accumulated earnings		6,320,264	5,893,799
Other reserves		58,754	21,618
Net equity attributable to parent company		6,732,194	6,268,593
Non-controlling interest		108,381	113,840
Total net equity		6,840,575	6,382,433
Total net equity and liabilities		12,506,332	11,413,827

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

	Note	January-December
		2010 ThU.S.$	2009 ThU.S.$
Income Statement
Revenue	9	3,788,354	3,113,045
Cost of sales		(2,298,191)	(2,152,535)
Gross Income		1,490,163	960,510
Other operating income	2	378,188	181,383
Distribution costs	2	(379,579)	(388,535)
Administrative expenses	2	(323,916)	(249,340)
Other operating expenses	2	(50,642)	(59,681)
Other income (loss)		292	64,102
Financial income		22,154	19,313
Financial costs	2	(213,912)	(193,872)
Participation in (loss) income in associates and joint ventures accounted through equity method	15	(7,693)	6,621
Exchange rate differences		(16,288)	17,632
Income before income tax		898,767	358,133
Income tax	6	(198,018)	(53,537)
Income from continuing operations		700,749	304,596
Net Income		700,749	304,596

Income attributable to equity holders
Income attributable to parent company		694,750	300,898
Income attributable to non-parent company		5,999	3,698
Net Income		700,749	304,596

Basic earnings per share
Earnings per share from continuing operations		0.0061399	0.0026592
Basis earnings per share		0.0061399	0.0026592

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0061399	0.0026592
Basic earnings per diluted share		0.0061399	0.0026592

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

COMPREHENSIVE INCOME STATEMENTS

	Note	January-December
		2010 ThU.S.$	2009 ThU.S.$
Net Income		700,749	304,596
Other comprehensive income, net of tax
Exchange difference on conversion
Gain (loss) for exchange differences, before tax	11	47,070	177,480
Cash flow hedges
Gain (loss) for cash flow hedges, before tax		(11,155)	(5,807)
Participation in Other comprehensive income in associates and joint ventures accounted for using equity method		1,247	1,902
Other comprehensive income, net of tax		37,162	173,575
Comprehensive income statement
Income tax related to Other comprehensive income
Income tax related to Cash flow hedges on Other comprehensive income		1,896	987
Other comprehensive income		39,058	174,562
Total comprehensive income		739,807	479,158

Comprehensive Income Statement attributable to:

Comprehensive income statement attributable to parent company	731,886	461,754
Comprehensive income statement attributable to controlling interest	7,921	17,404
Total comprehensive income	739,807	479,158

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN NET EQUITY

	Share Capital	Conversion Reserves	Hedge Reserves	Other Reserves	Other Reserves Total	Accumulated Earnings	Equity attributable to Parent Company	Non-controlling interest	Equity Total

12/31/2010
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance at 01/01/2010	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433
Changes in equity
Comprehensive income statement
Net income	0	0	0	0	0	694,750	694,750	5,999	700,749
Other comprehensive income, net of tax	0	45,148	(9,259)	1,247	37,136	0	37,136	1,922	39,058
Comprehensive income	0	45,148	(9,259)	1,247	37,136	694,750	731,886	7,921	739,807
Dividends	0	0	0	0	0	(268,285)	(268,285)	(13,380)	(281,665)
Total Changes in equity	0	45,148	(9,259)	1,247	37,136	426,465	463,601	(5,459)	458,142
Closing balance at 12/31/2010	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575

	Share Capital	Conversion Reserves		Other Reserves	Other Reserves Total	Accumulated Earnings	Equity attributable to Parent Company	Non-controlling interest	Equity Total
			Hedge Reserves
12/31/2009
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance at 01/01/2009	353,176	(136,223)	0	(3,015)	(139,238)	5,675,616	5,889,554	117,682	6,007,236
Changes in equity
Comprehensive income statement
Net income	0	0	0	0	0	300,898	300,898	3,698	304,596
Other comprehensive income, net of tax	0	163,774	(4,820)	1,902	160,856	0	160,856	13,706	174,562
Comprehensive income	0	163,774	(4,820)	1,902	160,856	300,898	461,754	17,404	479,158
Dividends	0	0	0	0	0	(82,715)	(82,715)	(21,246)	(103,961)
Total Changes in equity	0	163,774	(4,820)	1,902	160,856	218,183	379,039	(3,842)	375,197
Closing balance at 12/31/2009	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS-DIRECT METHOD

	12/31/2010	12/31/2009
	ThU.S.$	ThU.S.$
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	3,984,173	3,675,727
Receipts from premiums and claims, annuities and other policy benefits	292,240	0
Other cash receipts from operating activities	172,278	147,533
Classes of cash payments
Payments to suppliers for goods and services	(2,877,218)	(2.785.842)
Payments to and behalf of employees	(263,151)	(190,821)
Other cash payments from operating activities	(2,338)	(3,915)
Dividends received	6,353	17,084
Interest paid	(190,351)	(152,343)
Interest received	6,528	18,601
Income taxes refund (paid)	10,964	8,675
Other (outflows) inflows of cash, net	(2,203)	16,326
Net Cash flows from Operating Activities	1,137,275	751,025

Cash flows from (used in) Investing Activities
Cash flows from losing control of subsidiaries or other businesses	0	7
Cash flows used to obtain control of subsidiaries or other businesses	(6,977)	(174,111)
Cash flows used to purchase in associates	(8,000)	0
Other cash payments to acquire equity or debt instruments of other entities	(39,559)	(128,279)
Capital contributions to joint ventures	0	(51,225)
Proceeds from sale of property, plant and equipment	8,669	4,006
Purchase of property, plant and equipment	(516,001)	(275,151)
Purchase of intangible assets	(1,594)	(1,378)
Proceeds from sale of other financial assets	1,471	2,185
Purchase of biological assets	(116,191)	(92,002)
Cash receipts from repayment of advances and loans made to other parties	10,559	0
Other outflows of cash, net	(1,791)	(1,343)
Cash flows used in Investing Activities	(669,414)	(717,291)

Cash flows from (used in) Financing Activities
Long-term Loans	612,403	1,181,963
Short- term	212,865	0
Total Loans	825,268	1,181,963
Loan repayments	(634,146)	(746,531)
Dividends paid	(158,781)	(135,175)
Other inflows of cash, net	1,511	2,115
Cash flows from (used in) Financing Activities	33,852	302,372
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	501,713	336,106
Effect of exchange ratechanges on cash and cash equivalents	7,922	30,785
Net increase (decrease) of Cash and Cash equivalents	509,635	366,891
Cash and cash equivalents, at the beginning of the period	534,199	167,308
Cash and cash equivalents, at the end of the period	1,043,834	534,199

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 1.  PRESENTATION OF FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (Arauco), Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to audit by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Celulosa Arauco y Constitución S.A. and subsidiaries (hereinafter “Arauco”) is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and fiberboard panels, Sawn Timber and Forestry.

The current controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Mr.Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s consolidated financial statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco cover the following periods:

-	Consolidated Balance Sheets as of December 31, 2010 and 2009.
-	Consolidated Statement of Income for the years ended December 31, 2010, 2009 and 2008.
-	Comprehensive Income Statement for the years ended December 31, 2010, 2009 and 2008.
-	Consolidated Statement of Changes in Net Equity for the years ended December 31, 2010, 2009 and 2008.
-	Consolidated Statement of Cash Flows – Direct Method for the years ended December 31, 2010, 2009 and 2008.
-	Disclosure of Explanatory Information (notes).

Date of Approval of Financial Statements

The issuance of these consolidated financial statements was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 438 of March 04, 2011.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Functional and Reporting Currency

Arauco has defined the U.S. Dollar as its functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, which are driven mainly by global conditions and therefore, influenced mostly by the U.S. Dollar.

The financial information included herein is presented in thousands of U.S. Dollars without decimals.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. qualify as Special Purpose Entities. These entities are consideredto be controlled by Arauco, which is determined, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying consolidated financial statements of Arauco include the balance sheet, statements of income from operations and cash flows in accordance with IFRS.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Guaranteeing business continuity and normal operations in the long term;
b)	Providing all financing needs for new investments to achieve sustainable growth over time;
c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value, as well as providing an adequate return to shareholders.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 12/31/2010 (ThU.S. $)	Amount at 12/31/2009 (ThU.S. $)	Interest Coverage >= 2.0x	Debt Level(1) <= 1.2x	Debt Level(2) <= 0.75x
Local Bonds	677,362	398,693	N/A	√	N/A
Forestal Río Grande S.A. Loan	104,144	138,837	√(3)	N/A	√(3)
Bilateral Bank Loan	240,260	255,304	√	√	N/A
Other Loans	53,152	156,639	No Financial Covenants Required
Foreign Bonds	2,374,258	2,252,838	No Financial Covenants Required

N/A: Not applicable for the instrument
 (1)Debt Level (financial debt divided by: equity plus minority interest)
 (2)Debt Level (financial debt divided by: total assets)
 (3)Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

Arauco has complied with all financial covenants at December 31, 2010.

Debt instruments ratings at December 31, 2010 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	-	AA	-	AA
Foreign Bonds	BBB	BBB+	Baa2	-

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial guarantees established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

Capital (in Thousand of U.S. Dollars) as of December 31, 2010, and 2009 are as follow:

In ThU.S.$	12/31/2010	12/31/2009
Equity	6,840,575	6,382,433
Bank Loans	397,556	550,780
Financial Leases	393	608
Bonds	3,051,620	2,651,531
Capital	10,290,144	9,585,352

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements.  Arauco has fulfilled all its external requirements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Arauco considers it unlikely that future uncertainty risks will result in any significant adjustment to the book value of assets and liabilities within the current financial period. In the case of the fair value of biological assets, no risks are foreseen in which the value of forests will change significantly.  Notably, the data used to make the foregoing determination contemplates the long-term realization of such risks, and therefore the estimates provided are also relevant for the long term.

Summary of significant accounting policies

The accompanying consolidated financial statements as of December 31, 2010 were prepared in accordance with current IFRS accounting policies, uniformly applied to all items in these consolidated financial statements.

a)  Basis for Presentation of financial statements

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standard Board ("IASB"), and represent the wholesale adoption, explicitly and without reservation of the mentioned international standards.

The consolidated financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value.

b)  Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

- Property, Plant and Equipment

Management prepared the corresponding valuations and in doing so considered or relied in part upon a report of a third party expert.

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired.  The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount.  The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests. This recovery is performed on the basis of each stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates.  The main considerations used to calculate the valuation of forest plantations are presented in Note 20.

- Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits, which future are estimated by the management of the Company, in collaboration with its legal advisers. Arauco reserved the appropriate contingency estimates in each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation based on the reports of its legal advisors. Detailed lawsuits information is presented in Note 18.

c)  Consolidation

The consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which usually requires holding shares with more than one half of the voting rights.  Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Unrealized earnings from subsidiary operations have been eliminated from the consolidated financial statements and minority shareholder equity is recognized in the equity balance.

Consolidated financial statements for the period ended December 31, 2010 include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Certain consolidated subsidiaries report statutory financial statements in Brazilian Reales and Chilean Pesos. For consolidation purposes, they have been translated as indicated in Note 11.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

d)  Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions.

Detailed financial information by segment is presented in Note 24.

e)  Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The consolidated financial statements are presented in U.S. Dollars, which is the Arauco’s functional currency and presentation currency.

(ii) Foreign Currency Translations – Subsidiaries and Associates

The income statements of subsidiaries, whose functional and presentational currencies are not the U.S. Dollar, are translated into the Arauco reporting currency (U.S. Dollars) using the average monthly exchange rates, whereas the balance sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the translation of net investments in foreign entities are recorded directly in shareholders’ equity as Conversion reserves, as shown in the statement of changes in equity. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date.  Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except those that match with the deferral in net equity, such as gains and losses derived from cash flow hedges.

f)  Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g)  Financial Instruments

(i)  Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the obligation for these instruments is presented under Other Financial Liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

The financial assets and liabilities carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement.  They are subsequently recorded at fair value with the effect of the change in value recorded in income.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method.  A provision of bad debts is recorded to reflect uncollective amounts.

(iii) Financial liabilities valued at amortized cost

Loans, bond obligations and liabilities of a similar nature are recognized initially at fair value, net of transaction costs incurred.  In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses by activity, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time recognized in the Income Statement. When a possible transaction is no longer

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

h)  Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress includes the cost of raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made.  This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

i)  Assets held for sale

Non-current assets held for sale are measured at the lower amount between book and fair value, less costs for sale. Assets are classified in this line when the book value may be recovered through a sale transaction, which is highly likely to carry out, and have immediate availability on the condition they are. Management must be committed to a plan to sell the asset and should have initiated an active program to find a buyer and complete the plan, also to be expected that the sale be qualified for full recognition within one year following the date of its classification.

Non-current assets classified as held for sale are not depreciated.

j)  Business Combinations

Business combinations are recognized using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

The goodwill acquired in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement oras Other income (loss).

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement or comprehensive income statement in the period in which they occur, depending where the investment was classified.

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Non-controlling participation are presented as a separate component of equity.

k)  Investments in associates

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost.  Their book net equity is increased or decreased proportionately in the profit or loss and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement as Other income (loss).

l)  Intangible assets

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make them compatible with specific programs.  These costs are amortized over the estimated useful lives.

(ii) Rights

This item includes water-rights, right of way and other acquired rights recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

m)  Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

n)  Property, plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses.  Historical cost includes expenditures that are directly attributable to the acquisition.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Asset depreciation is calculated by components using the straight-line method, considering any adjustments for impairment.
The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

o)  Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as Financial Leases. Financial leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

p)  Biological Assets

IAS 41 requires that biological assets, such as standing trees, are presented in the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantation assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

q)  Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income. Deferred income tax is determined using tax rates (and laws) that have

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits will be available.

r)  Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified and recognized with the best possible estimate at the end of each period.

s)  Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that generally revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (which are made at prices that approximate market prices) are eliminated in the consolidated financial statements.

t)  Minimum dividend

Article No. 79 of the Private Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes for preferred shares, if any, in the amount of at least 30% of net income for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable incomet, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders' Meeting.

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company's Board and the shareholders.

The amount of these dividends is presented in this interim consolidated financial statement under Other non-current Financial Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

u)  Impairment

Non-financial Assets
The carrying amounts of tangible and intangible assets are subject to impairment tests whenever some event or change in business circumstances indicates that the book value of assets may not be recoverable, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.  The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

“Cash-generating units” are the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets
At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Consolidated Income Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The provision for doubtful trade receivables is established when there is objective evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

The impairment loss is measured as the difference between the book value of assets and the current value of estimated future cash flows. The asset value will be presented net of the loss recognized directly in income. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in income.

v)  Employee Benefit Costs

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company in accordance with conditions established within collective or individual contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

w)  Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at nominal value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade and Other payables.

x)  Joint Venture Equity

Joint venture equity is recognized using the equity method.

y)  Recent accounting pronouncements

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB:

a) New rules, amendments and mandatory obligations as of January 1, 2010, which currently are not relevant to the Company (but they could be in the future).

Rules and amendments	Content

IFRIC 17	Distribution of non-cash assets to shareholders
IFRIC 18	Transfer of assets from clients
IFRIC 9	Revaluation of embedded derivatives
IFRIC 16	Hedging in net investment in foreign operations
IAS 1 (modified)	Filing of Financial Statements
IAS 36 (modified)	Impairment assets
IFRS 2 (modified)	Share-based payments
IFRS 5 (modified)	Non-current assets held for sale

b) New rules, interpretations and issued amendments due for fiscal year 2010, for which no advanced decisions have been adopted.

Rules and amendments	Content	Mandatory application date

IFRS 9	Financial instruments	January 1, 2013
Amendment to IAS 24	Related parties disclosures	January 1, 2011
IFRIC Interpretation 19	Extinguishing financial liabilities with equity instruments	July 1, 2010
Amendment to IAS 32	Classification for emission rights	February 1, 2010
Amendment to IFRIC 14	Pre-payments of a Minimum funding requirement	January 1, 2011
IFRS 7	Disclosure of financial instruments	July 1, 2011
IAS 12	Income tax	January 1, 2012

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 2.  DISCLOSURE OF OTHER INFORMATION

a)  Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	12/31/2010	12/31/2009
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Other Financial Liabilities current and non-current, have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i)  Debt ratio must not exceed 1.2
ii) Interest hedging index cannot be less than 2.0

At closing date Arauco complied with the totality of these restrictions.

	12/31/2010	12/31/2009
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b)  Disclosure of information on Dividends paid to Ordinary Shares

The interim dividend paid is the equivalent to 20% of the distributable net income calculated to the end of September of each year and presented in the Consolidated Statement of Changes in Net Equity.

Dividend paid corresponds to the spread between the 40% of net income distributable at the end of last year and the amount of interim dividend paid at the end of last fiscal year.

Dividends paid at December 31, 2010:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-15-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 85,515 (1)
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.7557

(1)	This interim dividend plus ThU.S.$182,770 recognized in minimum dividend provision, as reported in Note 25, resulted ThU.S.$268,285 presented in the Consolidated Statement of Changes in Net Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-10-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 56,758 (2)
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.50161

Dividends paid during 2009 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Interim Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-16-2009
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 25,957 (2)
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.22940

(2)	The total amount is ThU.S.$82,715 which corresponds to the interim dividend and discounted in the Consolidated Statement of Changes in Net Equity at December 31, 2009.

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-07-09
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 88,449
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.78168

c)  Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Other Reserves.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to foreign currency translation of those Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to the portion of gains or swap net loss hedging existing at Arauco at the end of each fiscal year.

Other Reserves

This mainly corresponds to the value in Other comprehensive income of investment in associates.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

d)  Disclosures of other Information

Below are balances of Other Income by activity, Other Expenses by activity, Financing Costs and Participation in income (loss) of associates and joint venture as of December 31, 2010 and 2009, respectively.

	January – December
	2010	2009
	ThU.S.$	ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	378,188	181,383
Gain from changes in fair value of biological assets	221,501	155,532
Sales revenue from carbon bonds	0	5,836
Revenue from export promotion	6,171	4,568
Earthquake insurance net effect	107,658	0
Leases received	2,707	4,870
Gain on sales of fixed assets	8,303	995
Other operating results	31,848	9,582

Classes of Other Expenses by activity
Total of other expenses by activity	(50,642)	(59,681)
Depreciations	(1,356)	(2,943)
Contingent provision	(2,351)	(2,699)
Assets provision	(2,348)	(1,703)
Expenses due to downtime of processing plants	(5,174)	(6,038)
Loss of assets	(5,170)	(7,533)
Loss of forest	(8,223)	(2,824)
Other taxes	(4,730)	(5,875)
Services and fees	(2,715)	(9,537)
Other expenses	(18,575)	(20,529)

Classes of Financing Costs
Financing Costs, Total	(213,912)	(193,872)
Interest costs	(177,337)	(162,312)
Interest on bank loans	(177,337)	(162,312)
Other financing costs	(36,575)	(31,560)
Classes of Participation in Income (Loss) of associates and joint venture accounted through Equity Method
Total	(7,693)	6,621
Investments in associates	1,906	4,084
Joint ventures	(9,599)	2,537

Balance of Expenses by nature at December 31, 2010 and 2009:

Distribution expenses	2010	2009
	ThU.S.$	ThU.S.$
Sale costs	58,453	33,883
Shipping and freight costs	321,126	354,652
Total	379,579	388,535

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Administration expenses	2010	2009
	ThU.S.$	ThU.S.$
Wage and salaries	141,297	101,356
Insurances	9,182	9,575
Other depreciations	10,880	10,741
Other administration expenses	162,557	127,668
Total	323,916	249,340

Expenses for	Note	2010	2009
		ThU.S.$	ThU.S.$
Depreciations	7	232,040	205,033
Employee benefits	10	279,813	215,719
Amortization	19	1,615	2,382

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 3.  INVENTORIES (IAS 2)

Components of Inventory	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Raw Materials	86,617	85,706
Production Supplies	65,154	64,978
Work in progress	62,612	26,154
Finished goods	426,447	335,234
Parts	86,532	107,384
Other Inventories	173	602
Total Inventories	727,535	620,058

As of December 31, 2010, a cost of sales of inventories amounted to ThU.S.$ 2,249,689 (ThU.S.$2,064,372 as of December 31, 2009).

As of December 31, 2010, a net decrease in the provision for obsolescence effects of ThU.S.$324 was recognized (net increase of ThU.S.$543 as of December 31, 2009); therefore, so the provision balance as of December 31, 2010 amounted to ThU.S.$7,200 (ThU.S.$7,524 as of December 31, 2009).

The inventories write-off amounted to ThU.S.$23,438 as of December 31, 2010 mainly caused by the earthquake and tsunami that occurred in the south-central of Chile on February 27, 2010.

As of the date of the issuance of these financial statements, no inventories have been pledged as collateral or guarantees.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 4.  CASH FLOW STATEMENT (IAS 7)

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of fixed term deposits is to maximize earnings on short-term cash flow surpluses. This instrument is authorized by Arauco’s Investment Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are acceptable under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no significant amounts of cash or cash equivalents that are freely available.

	12/31/2010	12/31/2009
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	263	244
Banks	69,692	28,756
Short term deposit	705,694	281,873
Mutual funds	267,811	223,326
Other cash and cash equivalents	374	0
Total	1,043,834	534,199

The following tables detail the value of the cost of the investment in Dynea Brasil S.A. dated March 15, 2010, Savitar (Forestal Talavera S.A.) dated June 30, 2009 and Arauco do Brasil S.A. (ex-Tafisa Brazil) dated August 26, 2009 (see Note 14), and the net value of assets and liabilities of each acquired entity, discounting both the amount of cash and cash equivalents acquired in order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

2010 Purchase of Investments	ThU.S.$
Acquisition: Dynea Brasil S.A.
Cash paid for acquisitions and cash equivalents	15,000
Cash and cash equivalents held by acquired entities	(8,023)
Net cash paid to acquire entities	6,977

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	22,613

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

2009 Purchase of Investments	ThU.S.$
Acquisition: Tafisa Brasil S.A. (currently named Arauco do Brasil S.A.)
Cash paid for acquisitions and cash equivalents	166,977
Cash and cash equivalentsheld by acquired entities	(2,891)
Net cash paid to acquire entities	164,086

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	107,429

2009 Purchase of Investments	ThU.S.$
Acquisition: Savitar (Forestal Talavera S.A.)
Cash paid for acquisitions and cash equivalents	10,131
Cash and cash equivalentsheld by acquired entities	(106)
Net cash paid to acquire entities	10,025

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	12,367

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 5.  ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of December 31, 2010 and applied uniformly to all items presented in these consolidated financial statements.

Changes in the Treatment of Accounting Policy

The financial statements as of December 31, 2010 do not show changes in accounting policies compared to the same period last year.

For presentation purposes, the financial statements as of December 31, 2009 have some minor reclassifications.

The consolidated financial statements of Arauco as of December 31, 2009 are the Group’s first annual financial statements prepared under International Financial Reporting Standards (IFRS). The Group’s previous financial statements were prepared according to Generally Accepted Accounting Principles in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 6.  TAXES (IAS 12)

The tax rate applicable to the major companies in which Arauco participates is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Tax Assets

The following table details deferred tax assets:

Deferred Tax Assets	12/31/2010 ThU.S. $	12/31/2009 ThU.S. $
Deferred Tax Assets related to Provisions	4,658	3,759
Deferred Tax Assets related to accrued liabilities	4,601	6,690
Deferred Tax Assets related to Post-Employment obligations	6,616	4,677
Deferred Tax Assets related to Revaluation of Property, Plant and equipment	2,339	3,065
Deferred Tax Assets related to Financial Instruments Restatements	1,370	1,913
Deferred Tax Assets related to tax losses	56,724	53,292
Valuation of biological assets	8,805	11,424
Valuation of inventory	9,034	1,939
Income provision	2,765	2,571
Trade debtors and receivables	3,940	4,878
Intangible revaluation differences	24,370	10,584
Deferred Tax Assets related to Others	101	4,968
Deferred Tax Assets Total	125,323	109,760

As of the date of the present financial statement some of Arauco’s subsidiaries present tax losses of ThU.S.$260,701 (ThU.S.$241,596 at December 31, 2009) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

The following table details deferred tax liabilities:

Deferred Tax Liabilities	12/31/2010 ThU.S. $	12/31/2009 ThU.S. $
Deferred Tax Liabilities related to Revaluated Property, Plant and equipment	686,408	682,540
Deferred Tax Liabilities related to Financial Instrument restatement	13,751	7,704
Valuation of biological asset	511,401	508,285
Valuation of inventory	12,450	10,001
Valuation of prepaid expenses Differences in valuation of deferred expenditures	76,539 35,130	0 27,006
Deferred Tax Liabilities related to Others	33,810	20,554
Deferred Tax Liabilities Total	1,369,489	1,256,090

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$20,668 and ThU.S.$170,749 respectively, will be used in a period of 12 months.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Arauco does not offset deferred tax assets and deferred tax liabilities, since there is no legally enforceable right to offset amounts recognized in these items and correspond to items that are subject of different fiscal jurisdictions.
Temporary Differences

The following tables summarize current asset and liability timing differences:

	12/31/2010		12/31/2009
Detail of Classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	68,599	0	56,468	0
Tax Loss	56,724	0	53,292	0
Deferred Tax Liabilities	0	1,369,489	0	1,256,090
Total	125,323	1,369,489	109,760	1,256,090

Detail of Temporary Difference Income and Loss Amounts	January-December
	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Deferred Tax Assets	7,028	2,037	3,793
Tax Loss	1,846	9,400	14,081
Deferred Tax Liabilities	(100,189)	(41,438)	(34,042)
Total	(91,315)	(30,001)	(16,168)

Income Tax Expense (Income)

Income Tax consists of the following:

Income tax composition	January-December
	2010 ThU.S.$	2009 ThU.S.$
Current income tax expense	(112,840)	(32,147)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	8,402	6,526
Previous period current tax adjustments	(581)	2,597
Other current tax expenses	(1,684)	(512)
Current Tax Expense, Net	(106,703)	(23,536)
Deferred expense from taxes relative to the creation and reversion of temporary differences	(68,814)	(39,401)
Deferred income from taxes relative to tax rate changes or new fees	(23,904)	0
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	1,403	9,400
Total Deferred Tax Expense, Net	(91,315)	(30,001)
Income Tax Expense, Total	(198,018)	(53,537)

The following table details the income tax for foreign and national companies as of December 31, 2010 and 2009, respectively:

	January-December
	2010 ThU.S.$	2009 ThU.S.$
Foreign current tax	(52,567)	(20,350)
National current tax	(54,136)	(3,186)
Current tax, Total	(106,703)	(23,536)
Foreign deferred tax	17,718	1,033
National deferred tax	(109,033)	(31,034)
Deferred tax, Total	(91,315)	(30,001)
Income (expense) due to Income Tax, Total	(198,018)	(53,537)

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Income Tax Expense Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	January-December
	2010 ThU.S.$	2009 ThU.S.$
Tax Expense Using Statutory Rate	(152,790)	(60,891)
Tax effect of rates in other jurisdictions	(24,714)	(16,669)
Tax effect of non taxable ordinary income	18,493	27,596
Tax effect of non tax deductible expenses	(22,486)	(14,846)
Tax effect of tax rates changes	(23,904)	0
Tax effect of excess tax for previous periods	(581)	2,597
Other Increases (Decreases) Legal Taxes	7,964	8,676
Adjustment to Tax Expense using the Statutory Rate, Total	(45,228)	7,354
Tax Expenses Using the Effective Rate	(198,018)	(53,537)

The deferred taxes related to financial hedging instruments, corresponds to a credit (subscription) to ThU.S.$ 1,896 at December 31, 2010 (ThU.S.$987 at December 31, 2009), which presents net in Hedge reserves in the Statement of Changes in Net Equity.

On July 30, 2010 Law N. 20.455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile).  One of the most important changes such law introduced was the increase in the First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, with rates of 20% and 18.5%, respectively.

The effect on the change in tax rates caused an adjustment to the assets and liabilities accounts for deferred taxes, according to the profile projected for temporary reverse differences, in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 7.  PROPERTY, PLANT AND EQUIPMENT (IAS 16)

Properties, Plant and Equipment, Net	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Construction in progress	562,309	433,269
Land	821,288	743,950
Buildings	1,417,684	1,353,461
Plant and equipment	2,188,323	2,328,457
Information technology equipment	16,963	18,178
Fixed facilities and accessories	3,657	5,207
Motorized vehicles	10,057	9,791
Others	68,464	77,440
Total Net	5,088,745	4,969,753
Properties, plant and equipment, Gross
Constructions in progress	562,309	433,269
Land	821,288	743,950
Buildings	2,523,397	2,370,295
Plant and equipment	4,180,142	4,060,145
Information technology equipment	43,614	42,992
Fixed facilities and accessories	17,339	18,675
Motorized vehicles	32,328	31,066
Others	110,076	112,629
Total Gross	8,290,493	7,813,021
Accumulated depreciation and impairment
Buildings	(1,105,713)	(1,016,834)
Plant and equipment	(1,991,819)	(1,731,688)
Information technology equipment	(26,651)	(24,814)
Fixed facilities and accessories	(13,682)	(13,468)
Motorized vehicles	(22,271)	(21,275)
Others	(41,612)	(35,189)
Total	(3,201,748)	(2,843,268)

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	12/31/2010	12/31/2009
	ThU.S$	ThU.S$
Collateral amount of property, plant and equipment	56,272	56,799

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Commitments for project disbursements or for the acquisition of property, plant and equipment

	12/31/2010	12/31/2009
	ThU.S$	ThU.S$
Amount committed for the acquisition of property, plant and equipment	268,391	187,441

	12/31/2010	12/31/2009
	ThU.S$	ThU.S$
Disbursements for property, plant and equipment under construction	361,598	196,271

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment as of December 31, 2010 and December 31, 2009:

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2010	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753
Changes
Additions	361,598	81,610	18,463	14,086	186	234	2,265	4,758	483,200
Acquisitions of business	216	660	4,244	21,420	0	0	14	1,137	27,691
Dispositions	(142)	(14,107)	(3,499)	(3,132)	(3)	(1)	(215)	(4,375)	(25,474)
Withdrawals	(1,024)	(6)	(1,020)	(4,315)	(11)	(39)	(2)	(408)	(6,825)
Depreciation costs	0	0	(68,237)	(160,894)	(1,966)	(810)	(1,892)	(1,708)	(235,507)
Impairment loss recognized in the Income Statement (note 17)	0	0	(24,198)	(110,408)	(63)	0	(102)	(9,341)	(144,112)
Exchange rate increase (decrease) of foreign currency	1,394	9,350	3,902	19,986	2	(1,395)	64	824	34,127
Reclassification of assets held for sale (1)	0	(5,003)	(5,877)	(3,228)	0	0	0	0	(14,108)
Other increase/decrease	(233,002)	4,834	140,445	86,351	640	461	134	137	0
Total Changes	129,040	77,338	64,223	(140,134)	(1,215)	(1,550)	266	(8,976)	118,992
Closing balance 12/31/2010	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745

    (1) ThU.S.$3,745 for impairment loss is included in the assets value

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2009	348,417	689,900	1,307,391	2,172,162	18,621	4,755	9,569	65,156	4,615,971
Changes
Additions	196,271	36,550	8,023	19,792	73	16	1,607	5,161	267,493
Acquisitions through business combination	4,951	5,548	44,364	192,216	0	0	458	5,870	253,407
Dispositions	(212)	(181)	(110)	(1,003)	(177)	(114)	(425)	(942)	(3,164)
Discontinuation of consolidation by the formation of joint venture registered under the equity method (note 15-16)	0	(32,014)	0	(27)	0	0	0	0	(32,041)
Withdrawals	(1,520)	(1,265)	(82)	(2,805)	(3)	(55)	(23)	(1,233)	(6,986)
Depreciation costs	0	0	(59,311)	(155,981)	(1,859)	(274)	(2,050)	(1,618)	(221,093)
Impairment loss recognized in the Income Statement	0	0	(1,416)	(1,694)	0	0	0	0	(3,110)
Exchange rate increase (decrease) of foreign currency	1,528	42,315	11,684	38,296	1	0	454	4,998	99,276
Other increase/decrease	(116,166)	3,097	42,918	67,501	1,522	879	201	48	0
Total Changes	84,852	54,050	46,070	156,295	(443)	452	222	12,284	353,782
Closing balance 12/31/2009	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

The depreciation charged to income as of December 31, 2010 and 2009 is as follows:

Depreciation for the period	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Cost of sale	187,208	190,945
Administration expenses	10,880	10,741
Other operating expenses(*)	33,952	3,347
Total	232,040	205,033

(*) The balance of the period 2010, it refers to the cost of depreciation of plants detained product of the earthquake.

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accessories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 8.  LEASES (IAS 17)

When assets are leased under a Financial lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Financial Leases Classified by Type of Asset, Leases

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Property, Plant & Equipment Financial Leasing	440	608
Plant and Equipment	440	608

 Reconciliation of Financial Lease Minimum Payments, Lessee

	12/31/2010
Minimum lease payments, lease payment obligations	Gross	Interest	Present Value
	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	354	10	344
Due within one and five years	50	1	49
Due beyond five years	0	0	0
Total	404	11	393

	12/31/2009
Financial Lease	Gross	Interest	Present Value
	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	381	20	361
Due within one and five years	253	6	247
Due beyond five years	0	0	0
Total	634	26	608

Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet  under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Reconciliation of Financial Lease Minimum Payments, Lessor

	12/31/2010
Minimum Financial Lease Payments Receivable, Financial Lease	Gross	Interest	Present Value
	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	4,767	450	4,317
Due within one and five years	5,957	358	5,599
Due beyond five years	0	0	0
Total	10,724	808	9,916

	12/31/2009
Minimum Financial Lease Payments Receivable, Financial Lease	Gross	Interest	Present Value
	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	4,860	545	4,315
Due within one and five years	7,940	490	7,450
Due beyond five years	0	0	0
Total	12,800	1,035	11,765

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Significant Financial Lease Agreements

Arauco holds financial leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 9.  ORDINARY REVENUE (IAS 18)

(a)    Policy on Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated in the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(b)    Policy on Revenue recognition from Rendering of Services

Arauco mainly has electric power, port and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Classes of Ordinary Revenue	January-December
	2010 ThU.S.$	2009 ThU.S.$
Sale of goods	3,692,221	3,027,796
Service Contracts	96,133	85,249
Total	3,788,354	3,113,045

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 10.  EMPLOYEE BENEFITS (IAS 19)

This refers to severance payment obligations for years of service due to termination of service contracts that arise from benefits stated in work contracts and/or as severance payments stated in the Labor Law.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with in force work contracts held with workers and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Classes of Benefits and Expenses by Employee

Classes of Benefits Expenses by Employee	January-December
	2010 ThU.S.$	2009 ThU.S.$
Personnel Expenses	279,813	215,719
Wages and salaries	264,572	209,687
Compensation for years of service	15,241	6,032

The following tables detail the balances and the movement of payments for years of service provisioned as of December 31, 2010 and December 31, 2009.

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Current	3,312	2,372
Non-current	35,964	25,295
Total	39,276	27,667

Roll-forward	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Opening balance	27,667	20,297
Current service cost	1,851	905
Interest cost	1,798	1,614
Actuarial gains	11,256	3,653
Benefits paid	(5,537)	(4,054)
Increase for currency exchange	2,241	5,252
Closing balance	39,276	27,667

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 11.  EFFECT OF FOREIGN CURRENCY RATE VARIATIONS (IAS 21)

Local and foreign currency

Currency assets and liabilities as of December 31, 2010 and December 31, 2009 are as follows:

	12-31-2010 ThU.S.$	12-31-2009 ThU.S.$
Liquid Assets	1,046,743	542,625
US Dollar	516,201	185,995
Euro	73,573	66,935
Other currencies	48,511	64,879
$ not adjustable	408,458	224,816
U.F.	0	0
Cash and Cash Equivalents	1,043,834	534,199
US Dollar	513,292	177,569
Euro	73,573	66,935
Other currencies	48,511	64,879
$ not adjustable	408,458	224,816
U.F.	0	0
Other Financial Assets	2,909	8,426
US Dollar	2,909	8,426
Accounts Receivable in short and long term
Accounts Receivable in short and long term	804,328	585,848
US Dollar	545,703	412,826
Euro	31,651	19,348
Other currencies	94,134	36,090
$ not adjustable	124,490	110,394
U.F.	8,350	7,190
Trades and Current Accounts Receivable	774,289	558,441
US Dollar	528,657	397,394
Euro	31,651	19,348
Other currencies	93,075	35,074
$ not adjustable	115,338	102,098
U.F.	5,568	4,527
Trades and Non-Current Accounts Receivable	11,965	11,080
US Dollar	4,389	4,152
Other currencies	205	102
$ not adjustable	4,589	4,163
U.F.	2,782	2,663
Accounts Receivable from related parties, current	18,074	16,327
US Dollar	12,657	11,280
Euro	854	0
Other currencies	4,563	914
$ not adjustable	0	4,133
Other Assets	10,655,261	10,285,354
US Dollar	10,276,275	10,016,050
Euro	458	57
Other currencies	142,569	86,720
$ not adjustable	214,370	163,233
U.F.	21,589	19,294
Total Assets	12,506,332	11,413,827
US Dollar	11,338,179	10,614,871
Euro	105,682	86,340
Other currencies	285,214	187,689
$ not adjustable	747,318	498,443
U.F.	29,939	26,484

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Local and foreign currency, continued

	12-31-2010		12-31-2009
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$

Total Liabilities, current	763,439	445,622	611,908	339,505
US Dollar	654,148	440,318	562,286	318,247
Euro	5,105	0	3,922	0
Other currencies	48,019	2,501	16,962	18,959
$ not adjustable	49,809	0	24,678	0
U.F.	6,358	2,803	4,060	2,299
Other Financial Liabilities, current	109,051	445,622	196,052	339,505
US Dollar	95,871	440,318	195,047	318,247
Other currencies	9,980	2,501	27	18,959
U.F.	3,200	2,803	978	2,299
Bank loans	50,602	52,214	150,964	52,011
US Dollar	40,622	49,713	150,937	33,052
Other currencies	9,980	2,501	27	18,959
Financial leases	94	250	361	0
U.F.	94	250	361	0
Other loans	58,355	393,158	44,727	287,494
US Dollar	55,249	390,605	44,110	285,195
U.F.	3,106	2,553	617	2,299
Other Financial Liabilities, current	654,388	0	415,856	0
US Dollar	558,277	0	367,239	0
Euro	5,105	0	3,922	0
Other currencies	38,039	0	16,935	0
$ not adjustable	49,809	0	24,678	0
U.F.	3,158	0	3,082	0

	12-31-2010		12-31-2009
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$

Total Liabilities, non-current	2,640,189	1,816,507	2,479,289	1,600,692
US Dollars	1,518,182	1,277,116	1,434,486	1,322,361
Other currencies	301,667	3,578	271,572	4,220
$ not adjustable	684,401	0	651,318	0
U.F.	135,939	535,813	121,913	274,111

Other Financial Liabilities, non-current	1,092,922	1,816,507	1,077,318	1,600,692
US Dollars	950,795	1,277,116	955,080	1,322,361
Other currencies	6,188	3,578	325	4,220
U.F.	135,939	535,813	121,913	274,111
Bank loans	290,815	3,925	271,182	76,623
US Dollars	284,627	347	270,857	72,403
Other currencies	6,188	3,578	325	4,220
Financial leases	49	0	247	0
U.F.	49	0	247	0
Other loans	802,058	1,812,582	805,889	1,524,069
US Dollars	666,168	1,276,769	684,223	1,249,958
U.F.	135,890	535,813	121,666	274,111
Other Financial Liabilities, non-current	1,547,267	0	1,401,971	0
US Dollars	567,387	0	479,406	0
Other currencies	295,479	0	271,247	0
$ not adjustable	684,401	0	651,318	0
U.F.	0	0	0	0

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Effect of exchange rate variations

The functional currency of Brazilian subsidiaries and associate companies is the Brazilian Real. Therefore, their individual financial statements have been expressed in the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;
(ii)
Income and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies that use currencies other than the U.S. Dollar, and those from loans and other instruments in foreign currencies recognized as hedging these investments, are assigned to net equity.

Subsidiaries that use functional currency other than the U.S. Dollar are as follow:

Subsidiary	Country	Functional currency
Arauco do Brasil S.A.	Brazil	Real
Arauco Forest Brasil S.A.	Brazil	Real
Arauco Florestal Arapoti S.A.	Brazil	Real
Arauco Distribución S.A.	Chile	Chilean peso
Investigaciones Forestales Bioforest S.A.	Chile	Chilean peso

	January-December
	2010 ThU.S.$	2009 ThU.S.$
Exchange differences recognized in income and loss, except for financial instruments measured at fair value through income and loss	(7,994)	14,612
Conversion reverse	47,070	177,480

NOTE 12.  BORROWING COSTS (IAS 23)

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of borrowing to finance these investment projects.

	January-December
	2010 ThU.S.$	2009 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.94%	5.86%
Amount of the capitalized interest cost, property, presented as plant and equipment	8,613	8,868

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 13.  RELATED PARTIES (IAS 24)

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Chilean Limited Company Law.

Outstanding balances with related parties at the end of each period correspond mainly to regular commercial operations negotiated in Chilean Pesos, where collection or payment deadlines do not often exceed 30 days and in general do not have adjustment or interest clauses.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

ID Nº	Company Name	Origin Country	Functional Currency	% Share			% Share
				12/31/2010			12/31/2009
				Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9966	99.9986
-	Alto Paraná S.A.	Argentina	U.S. Dollar	0	99.9766	99.9766	0	99.9762	99.9762
-	Arauco Australia S.A.	Australia	U.S. Dollar	0	99.9990	99.9990	0	99.9986	99.9986
96547510-9	Arauco Bio Energía S.A. (Arauco Generación S.A.)	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4976	99.9976
-	Arauco Denmark Aps	Denmark	U.S. Dollar	0	99.9990	99.9990	0	99.9991	99.9991
96765270-9	Arauco Distribución S.A.	Chile	Chilean pesos	0	99.9992	99.9992	0	99.9992	99.9992
-	Arauco Do Brasil S.A. (ex-Placas do Paraná S.A.)	Brazil	Real	2.4990	97.5000	99.9990	0	99.9986	99.9986
-	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	0.1000	99.8990	99.9990	0.1000	99.8986	99.9986
-	Arauco Florestal Arapoti S.A.	Brazil	Real	0	79.9992	79.9992	0	79.9989	79.9989
-	Arauco Forest Brasil S.A.	Brazil	Real	23.1991	76.8000	99.9991	33.7137	66.2851	99.9988
-	Arauco Forest Products B.V.	Holland	U.S. Dollar	0	99.9990	99.9990	0	99.9991	99.9991
-	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	0	99,9990	99,9990	0	0	0
96563550-5	Inversiones Arauco Internacional Ltda. (ex Arauco Internacional S.A.)	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.0377	1.9609	99.9986
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9973	99.9986
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.3953	99.6037	99.9990	0.3953	99.6033	99.9986
-	Araucomex S.A. De C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9981	99.9986
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9934	99.9934	0	0	0
96657900-5	Controladora De Plagas Forestales S.A.	Chile	Chilean pesos	0	59.6326	59.6326	0	59.6326	59.6326
-	Empreendimentos Florestais Santa Cruz Ltda. (ex - Lucchese Empreendimentos E Participacoes Ltda.	Brazil	Real	0	99.9766	99.9766	0	99.9885	99.9885
-	Faplac S.A.	Argentina	U.S. Dollar	0	0	0	0	99.9979	99.9979
-	Flooring S.A.	Argentina	U.S. Dollar	0	0	0	0	99.9984	99.9984
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	0	97.4281	97.4281	0	97.4281	97.4281
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	0	79.9405	79.9405	0	79.9405	79.9405
-	Forestal Misiones S.A.	Argentina	U.S. Dollar	0	0	0	0	99.9885	99.9885
-	Forestal Nuestra Señora Del Carmen S.A.	Argentina	U.S. Dollar	9.1600	90.8391	99.9991	9.1600	90.8387	99.9987
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Industrias Forestales S.A.	Argentina	U.S. Dollar	9.9770	90.0221	99.9991	9.9770	90.0217	99.9987
-	Inversiones Celco S.L.	Spain	U.S. Dollar	0	99.9990	99.9990	0	99.9986	99.9986
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Leasing Forestal S.A.	Argentina	U.S. Dollar	0	99.9771	99.9771	0	99.9767	99.9767
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9934	99.9934	0	0	0
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
-	Savitar (Forestal Talavera S.A.)	Argentina	U.S. Dollar	0	99.9944	99.9944	0	99.9985	99.9985
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	January-December
	2010 ThU.S.$	2009 ThU.S.$
Salaries and bonus	44,386	33,128
Diet Directory	1,456	1,333
Termination benefits	2,296	963
Total	48,138	35,424

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	30 days	21	169
CMPC Celulosa S.A.	96,532,330-9	Indirect	Chile	Chilean pesos	30 days	536	0
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	3,665	0
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	30 days	4,032	3,247
Stora Enso Arapoti Industria de Papel S.A.	-	Associates	Brazil	Real	30 days	1,112	818
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	340	717
Dynea Brasil S.A.	-	Associates	Brazil	Real	30 days	0	96
El Esparragal Asoc. Agraria de Resp. Ltda.	-	Other related party	Uruguay	U.S. Dollar	30 days	0	11,280
Colbún S.A.	96,505,760-9	Other related party	Chile	U.S. Dollar	30 days	8,368	0
Total						18,074	16,327

Related Party Payables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	5,989	7,823
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	233	326
Depósitos Portuarios Lirquén S.A.	96,871,870-3	Other related party	Chile	Chilean pesos	30 days	32	4
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	0	847
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Chilean pesos	30 days	27	0
Sigma S.A.	86,370,800-1	Other related party	Chile	Chilean pesos	30 days	3	0
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	30 days	131	0
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Indirect	Chile	Chilean pesos	30 days	27	7
Servicios Corporativos Sercor S.A.	96,925,430-1	Associates	Chile	Chilean pesos	30 days	4	4
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	30 days	655	595
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	237	530
CMPC Maderas S.A.	95,304,000-K	Other related party	Chile	Chilean pesos	30 days	1,826	0
Sodimac S.A.	92,792,430-K	Other related party	Chile	Chilean pesos	30 days	45	0
Total						9,209	10,136

Related party transactions

Purchases

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Transaction Detail	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	2,897	2,500
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Chilean pesos	Management service	272	294
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel and lubricant	71,424	69,638
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	Transport and stowage	4,100	4,390
Codelco Chile	61,704,000-k	Indirect	Chile	Chilean pesos	Supplies	1,367	2,186
Dynea Brasil S.A.	-	Associates	Brazil	Real	Chemical products	9,695	27,596
Dynea Brasil S.A.	-	Associates	Brazil	Real	Melamine paper	5,466	18,917
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Sodium chlorate	39,338	57,340
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Supplies	0	547
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Wood and logs	1,087	1,145
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	Legal services	1,344	1,480
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	Port services	7,049	8,162
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Asociates	Chile	Chilean pesos	Telephone services	252	224
Sodimac S.A.	96,792,430-k	Associates	Chile	Chilean pesos	Other purchases	248	5
CMPC Maderas S.A.	95,304,000-k	Indirect	Chile	Chilean pesos	Logs and fixed asset	49	325
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	Logs and others	705	116
CMPC Celulosa S.A.	96,532,330-8	Indirect	Chile	Chilean pesos	Other purchases	893	125

Sales

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin		Transaction Detail	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Colbún S.A.	96,505,760-9	Indirect	Chile	Chilean pesos	Electrical power	2,418	12,342
Colbún S.A.	96,505,760-9	Indirect	Chile	Chilean pesos	Other sales	9,179	118
Dynea Brasil S.A.	-	Associates	Brazil	Real	Management service	160	529
Dynea Brasil S.A.	-	Associates	Brazil	Real	Fuel	259	682
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Electrical power	26,277	19,580
Sodimac S.A.	96,792,430-k	Indirect	Chile	Chilean pesos	Wood	35,873	29,688
Stora Enso Industria de Papel S.A.	-	Associates	Brazil	Real	Wood	8,839	7,457
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Woodchip	26,985	16,689
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	Wood	2,061	823
CMPC Celulosa S.A.	96,532,330-8	Indirect	Chile	Chilean pesos	Inputs	4,567	192
Cartulinas CMPC S.A.	96,731,890-6	Indirect	Chile	Chilean pesos	Pulp	16,225	0

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 14.  CONSOLIDATED FINANCIAL STATEMENTS (IAS 27)

Subsidiaries are all entities over which Arauco has the power to manage financial and operational policies. This generally means holding more than one half of the voting rights of such entities. Stock held in an entity and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Company controls another entity. Subsidiaries are consolidated as of the date on which control is transferred to the Company, and are excluded when control is terminated.

Arauco applies the purchase method to record a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition.  Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.  If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized income are eliminated.

Disclosure of Subsidiary Investments

On June 28 and July 14, 2010 the Alto Paraná subsidiary made two additional capital contributions to the brasilian society Empreendimentos Florestais Santa Cruz Ltda.  The first amount of ThReal$17,150 (ThU.S.$9,649), and the second one in the amount of ThReal$880 (ThU.S.$502).  The abovementioned investments were done as part of the expansion policy of the business throughout the acquisition of forest assets in Brazil. That operation will be carried out by the related society Catan Empreendimentos e Participaçiónes S.A., of which, Empreendimentos Florestais Santa Cruz Ltda. and Arauco Forest Brasil S.A. owns the 25.24% and 74.76%, respectively.

On February 2, March 12, May 10 and July 9, 2010 capital contributions amounted to ThU.S.$2,000 each one, were made to the associated company Inversiones Puerto Coronel S.A.

On March 15, 2010 Arauco, through its subsidiary Placas do Paraná S.A. (now Arauco do Brasil S.A.) made a contribution of ThU.S.$15,000 to acquire 50% of the shares of Dynea Brasil S.A. This resulted in Placas do Paraná S.A. (now Arauco do Brasil S.A.) holding 100% of participation in Dynea Brasil S.A. This investment generated negative goodwill of ThU.S.$1,113 presented in the income statement under Other income (loss).

Dynea Brasil S.A. was merged by Placas do Paraná S.A. in April, 2010.

On January 4, 2010, the societary reorganization was approved as a consequence of the merging by absorption done by the subsidiary Alto Paraná S.A, of Faplac S.A. and Flooring S.A. effective last January 1, 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

On 26 August, 2009, Placas do Paraná S.A., Arauco's Brazilian subsidiary, acquired 100% shares of the company Tafisa Brasil SA (now Arauco do Brasil S.A.) through a purchase agreement signed with SCS Beheer, B.V. and Tafiber-Tableros de Fibras Ibéricos, S.L., subsidiaries of Sonae Indústria, SGPS, S.A. Placas do Paraná S.A. paid ThU.S.$166,977  for Tafisa Brasil S.A.’ shares. As of December 31, 2009, goodwill was estimated to be ThU.S.$56,657.  The acquisition of this partnership will allow Arauco to strengthen its presence in the Brazilian market for fiberboards, where it is already involved through Placas do Paraná S.A.

On January 1, 2010, Placas do Paraná S.A. was merged with Arauco do Brasil S.A.

On June 30, 2009, Arauco through its subsidiary Arauco Internacional S.A., acquired 80% of Savitar (Forestal Talavera S.A.) for ThU.S.$10,131.  Previously, on March 28, 2008, through its subsidiary Faplac S.A., Arauco Internacional S.A. acquired 20% of Savitar.  This acquisition generated an income of ThU.S.$701 presented in the Consolidated Statements of Income under Other income (loss).

The following tables detail the fair value of the assets and liabilities acquired at the acquisition date, as disclosed in Note 4:

Dynea Brasil S.A.	03/15/2010 ThU.S.$
Cash	8,023
Trade accounts receivable	3,621
Inventory	4,535
Property, plant and equipment	29,212
Deferred income tax	140
Other assets	933
Total Assets	46,464
Trade payables	6,707
Deferred income tax	8,267
Other liabilities	854
Total Liabilities	15,828

Tafisa S.A.	08/26/2009 ThU.S.$
Cash	2,891
Trade accounts receivable	29,141
Inventory	19,699
Property, plant and equipment	253,407
Deferred income tax	26,133
Other assets	7,949
Total Assets	339,220
Bank loans	26,799
Trade payables	32,306
Deferred income tax	54,341
Provisions (*)	31,250
Other liabilities	84,204
Total Liabilities	228,900
(*) corresponds to legal provisions (see Note 18)

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Savitar (Forestal Talavera S.A.)	06/30/2009 ThU.S.$
Cash	106
Trade accounts receivable	116
Property, plant and equipment	15,302
Biological assets	3,113
Other assets	278
Total Assets	18,915
Trade payables	505
Deferred income tax	5,888
Other liabilities	49
Total Liabilities	6,442

Goodwill and negative goodwill for investments presented in the tables above is as follows:

2010	Dynea ThU.S.$
Paid value	15,000
50% acquired in previous years	14,523
Fair value of assets and liabilities acquired	(30,636)
Negative goodwill	(1,113)

2009	Tafisa ThU.S.$	Savitar ThU.S.$
Paid value	166,977	10,131
20% acquired in 2008	0	1,641
Fair value of assets and liabilities acquired	110,320	12,473
Goodwill (Negative goodwill)	56,657	(701)

Details of the subsidiaries are set out in Note 13.

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary	Aserraderos Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9992%
	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	397,995	71,576
Non-current of subsidiary	245,817	19,535
Total subsidiary	643,812	91,111

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	302,576	35,901
Non-current of subsidiary	234,402	18,368
Total subsidiary	536,978	54,269

	12/31/2010	12/31/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	525,587	399,227
Expenses of subsidiary	(456,390)	(389,699)
Net Gain (loss) of subsidiary	69,197	9,528

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Significant subsidiary	Paneles Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9992%
	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	451,136	51,677
Non-current of subsidiary	314,987	86,999
Total subsidiary	766,123	138,676

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	367,666	44,467
Non-current of subsidiary	308,499	85,605
Total subsidiary	676,165	130,072
	12/31/2010	12/31/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	574,697	463,720
Expenses of subsidiary	(494,378)	(418,640)
Net Gain (loss) of subsidiary	80,319	45,080

Significant subsidiary	Arauco Internacional S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9986%
	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	43,804	1,931
Non-current of subsidiary	1,954,721	2,220
Total subsidiary	1,998,525	4,151

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	33,259	440,632
Non-current of subsidiary	1,701,745	2,377
Total subsidiary	1,735,004	443,009

	12/31/2010	12/31/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	100,441	140,075
Expenses of subsidiary	(22,559)	(18,453)
Net Gain (loss) of subsidiary	77,882	121,622

Significant subsidiary	Forestal Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9248%
	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	9,311	313,024
Non-current of subsidiary	2,917,877	337
Total subsidiary	2,927,188	313,361

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	8,639	320,487
Non-current of subsidiary	2,900,808	290
Total subsidiary	2,909,447	320,777

	12/31/2010	12/31/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	54,420	38,511
Expenses of subsidiary	(30,194)	(21,724)
Net Gain (loss) of subsidiary	24,226	16,787

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 15.  INVESTMENTS IN ASSOCIATES (IAS 28)

The following table shows information on Investments in Associates as of December 31, 2010 and December 31, 2009, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all classes of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809%
	12/31/2010	12/31/2009
Investment in Associate	ThU.S.$44,077	ThU.S.$41,341

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate
Investments in movables and real estate, company acquisitions, securities and investment instruments, investment management and development and/or participation in businesses and companies related to industrial, shipping, forest and commercial activities.

Percentage Share in Associate %	50.00%
	12/31/2010	12/31/2009
Investment in Associate	ThU.S.$31,453	ThU.S.$ 24,435

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%
	12/31/2010	12/31/2009
Investment in Associate	ThU.S.$ 1,349	ThU.S.$1,263

Name of Associate	Dynea Brasil S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	a) Production and sale of b) Paper Impregnation for panel coating and commercialization
Percentage Share in Associate %	Merged (see Note 14)	50.00%
	12/31/2010	12/31/2009
Investment in Associate	-	Th U.S. $14,514

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%
	12/31/2010	12/31/2009
Investment in Associate	ThU.S.$38,694	ThU.S.$36,851

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate
Developing forestry genomics, through the use of biotechnological, molecular and bioinformatic tools with the purpose of strengthening company genetic programs and improving the competitive position of the Chilean forestry industry for priority species.

Percentage Share in Associate %	25.00%
	12/31/2010	12/31/2009
Investment in Associate	ThU.S.$62	ThU.S.$31

Summarized financial Information of Associates

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	108,108	38,565
Non-current assets	390,685	10,523
Equity	0	449,705
Total Associates (*)	498,793	498,793

	12/31/2009
	Assets ThU.S. $	Liabilities ThU.S.$
Current assets	124,799	46,663
Non-current assets	377,004	21,324
Equity	0	433,816
Total Associates (*)	501,803	501,803

	12/31/2010 ThU.S. $	12/31/2009 ThU.S.$
Ordinary income	261,860	254,620
Ordinary expenses	(255,704)	(236,045)
Net income (loss) (*)	6,156	18,575

(*) Includes Investments in associates that do not qualify as Joint Ventures.

Movement in Investment in Associates and Joint Ventures

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	476,101	141,590
Investment Changes in Associate Companies
Investment in Associates and joint ventures, Additions	62,559	266,210
Negative goodwill immediately recognized	1,113	36,170
Gain for incorporation in joint ventures	0	28,167
Equity in income (Loss) investments in associates	1,906	4,084
Equity in income (Loss) joint ventures	(9,599)	2,537
Dividends Received, Investments in Associates	(5,737)	(20,221)
Increase (Decrease) in foreign exchange translation of investment in associates	1,045	16,125
Other Increase (Decrease) in investment in associates	(29,184)	1,439
Changes in Associate Company Investments, Total	22,103	334,511
Investments in Associates accounted for using the equity method, closing balance	498,204	476,101

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 16.  INTERESTS IN JOINT VENTURES (IAS 31)

These investments are presented in the Consolidated Balance Sheet together with investments in associates and measured by using the equity method.

If a Joint Venture associate incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate, then it must recognize a liability by reducing the value of the investment to zero until the associate generates income that would reverse the negative equity previously generated due to the losses.

Realized Investments

During the year ended December 31, 2010 there are no investments in joint ventures to disclose.

Investments in Uruguay during 2009

a)     Stora Enso Amsterdam B.V.-Forestal Cono Sur S.A. joint venture

On October 1, 2009 Stora Enso Amsterdam B.V. (a subsidiary of the transnational Swedish-Finnish company Stora Enso Oyj) agreed to provide 100% of the shares of Stora Enso Uruguay S.A, to Forestal Cono Sur S.A., a subsidiary of Arauco in Uruguay at that date and Arauco agreed to provide 50% of the shares of Forestal Cono Sur S.A.to Stora Enso Amsterdam B.V., resulting in a change of control of this subsidiary. Hence, Arauco has a 50% of participation in Forestal Cono Sur S.A. For accounting purposes, Arauco elected to early adopt IAS 27R “Consolidated and Separate Financial Statements” and recorded an income as a result of the incorporation of the joint venture of ThU.S.$ 28,167, which is presented in the Financial Income Statement in the line Other income (loss).

b)     Arauco Internacional S.A.-Stora Enso Amsterdam B.V. joint venture

On October 16, 2009, Arauco, through its subsidiary Arauco Internacional S.A, acquired, jointly and in equal parts with the Finnish-Swedish multinational company Stora Enso Oyj (Stora Enso), through its subsidiary Stora Enso Amsterdam B.V., the following subsidiaries in Uruguay from the Spanish Grupo Empresarial ENCE, S.A. ("Ence"): Eufores S.A. (along with its subsidiaries El Esparragal Asociación Agraria de Responsabilidad Ltda., and Terminal Logística e Industrial M’Bopicuá S.A), Celulosa y Energia Punta Pereira S.A. and Zona Franca Punta Pereira S.A.  The 50% paid by Arauco amounted to ThU.S.$116,279, which generated an income of ThU.S.$36,170.

The following table details the income recognized upon acquisition:

Grupo Ence ThU.S.$
Equity at fair value at purchase date	304,898
50% of participation purchased by Arauco	152,449
Consideration paid	116,279
Negative goodwill immediately recognized	36,170

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

The assets and liabilities at fair value at the respective operations date, are presented in the following tables:

Forestal Cono Sur S.A. Consolidated	10/01/2009 ThU.S.$
Cash	187
Trade and Other receivables	6,157
Inventories	1,522
Property, plant and equipment	199,657
Biological assets	52,805
Other assets	4,171
Total Assets	264,499
Trade payables	2,481
Deferred taxes	1,656
Other liabilities	3,744
Total liabilities	7,881

Ence Group	10/16/2009 ThU.S.$
Cash	3
Trade and Other receivables	52,892
Inventories	7,285
Property, plant and equipment	254,040
Biological assets	136,437
Other assets	5,041
Total Assets	455,698
Bank loans	37,013
Trade and Other payables	108,432
Deferred taxes	170
Other liabilities	4,493
Total liabilities	150,108

The main assets acquired from Ence are: 130,000 hectares of land (of which 73,000 hectares are forestry plantations and 6,000 hectares are under agreements with third parties); one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets are added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains forestry equity of approximately 254,000 hectares of land, of which 135,740 hectares are planted.

At a later date, as mentioned in above paragraphs, during 2009, Arauco made contributions to Forestal Cono Sur S.A. and Ence Group that amounted to ThU.S.$2,000 and ThU.S.$10,000, respectively. In 2010, Arauco made capital contributions to these companies of a total of ThU.S.$39,559.

The investments in Uruguay mentioned above qualify as joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between and Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Summary Financial Information of significant investments in Joint Ventures

	12/31/2010		12/31/2009
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	13,735	4,792	5,392	3,122
Non-Current	274,224	13,060	259,307	1,726
Equity	0	270,107	0	259,851
Total Joint Venture	287,959	287,959	264,699	264,699
Investment	135,054		129,925

	12/31/2010		12/31/2009
Income	3,372		1,252
Expenses	(9,337)		(2,045)
Joint Venture Net Incomr (Loss)	(5,965)		(793)

	12/31/2010		12/31/2009
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	26,252	31,120	31,539	61,752
Non-Current	415,532	23,358	404,459	22,742
Equity	0	387,306	0	351,504
Total Joint Venture	441,784	441,784	435,998	435,998
Investment	193,653		175,752

	12/31/2010		12/31/2009
Income	43,298		5,885
Expenses	(51,318)		(5,029)
Joint Venture Net Income (Loss)	(8,020)		856

	12/31/2010		12/31/2009
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	19,546	6,582	30,612	6,325
Non-Current	31,524	3,768	33,475	3,942
Equity	0	40,720	0	53,820
Total Joint Venture	51,070	51,070	64,087	64,087
Investment	20,360		26,910

	12/31/2010		12/31/2009
Income	42,467		61,866
Expenses	(45,454)		(57,210)
Joint Venture Net Income (Loss)	(2,987)		4,656

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 17.  IMPAIRMENT OF ASSETS (IAS 36)

The recoverable amount of tangible assets is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

At the end of this accounting period, there were impairment indicators resulting of the following information:

Effect from economic crisis

The decrease in demand for sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States have led Arauco to decide to permanently close during the fiscal year 2009 and 2008, and during first months of 2010 Arauco had stopped activities of the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coronel, Coelemu, Horcones II, and the remanufacturing plant Lomas Coloradas.  All closed facilities are located in Chile.

During May 2010, Horcones II plant started to operate again and in June the Plant of Coronel was sold.   By the continuing investment in equipments and technologies and more intensive use of our facilities, an important part of the production capacity of the plants have been supplied, and determined that the closure of Araucana, Escuadron, Aserradero Lomas Coloradas, Coelemu and Remanufacturas Lomas Coloradas plants is considered as permanent.  To the closing date of these Consolidated Financial Statements, the assets associated with these plants located in Chile are classified as Assets held for sale, as mentioned in Note 22.

Due to the complex market situation since the beginning of 2009 that came through Bosseti sawmill operation located in Argentina, the Company decided to close it in December 2010 and to adapt its operational structure to the reality of the business, converting the operation using its land and buildings as a logistic center. At December 31, 2010, the Company registered ThU.S.$2,000 as impairment provision related with machinery and installations which there is even no decision about their destination.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value, making the corresponding provision in the event that the recoverable value is less than the book value.  These estimates were made by both external and internal evaluators.

Effect from the earthquake

Immediately after the earthquake that impacted the southern central region of Chile on February 27, 2010, area in which the Company maintains its industrial operations, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Mutrún sawmill located in Constitución was destroyed by floodwaters. This facility represented a 6% of the Arauco’ saw timber production capacity in Chile.

Arauco’s industrial facilities, 34 in Chile, have resumed their activities in the shortest time possible.  As of the date of this Financial Statement, all of its facilities are operating including line II of the Arauco Pulp Mill from February, 2011.

The suspension of the Company’s operations in Chile resulted in a decrease in sales volumes and adverse effects on the result of the Company.

Insurances

Damages caused by the earthquake are adequately covered by the following insurance policies:

-	All risk of physical assets and income (loss)
-	All transport risk and all inventory losses
-	Residential Fire
-	All construction risk

Financial Statement as of December 31, 2010 includes:

U.S.$99 million registered under Trade and Other Receivables for future compensations, associated with physical damages (U.S.$80 million) and operational costs (U.S.$19 million).

These Consolidated Financial Statements include a payment compensation amounting to U.S.$285 million, basically associated with physical damages (U.S.$105 million) and operational costs and losses caused by downtime (U.S.$180 million).

Related expenses to the damaged produced by the earthquake has been recognized at the moment when events occurred, but accounts receivable from insurance companies related to this expenses, and the effects of the downtime of the plant as a consequence of this event, are recognized only when this charges are virtually certain.

Cash-Generating Unit with Impaired Assets

Information on Impaired Assets as of December 31, 2010 and December 31, 2009 respectively:

Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less Sales Costs	Internal and Third party assessments
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost
Impairment	12/31/2010	12/31/2009
	ThU.S.$	ThU.S.$
La Araucana Saw Mill	0	498
Escuadrón Saw Mill	0	1,285
Lomas Coloradas Saw Mill	0	937
Coronel Saw Mill	0	3,167
Coelemu Saw Mill	0	99
Bosseti Saw Mill	2,000	0
Remanufactura Lomas Coloradas Plant	0	0
Total impairment of Cash-generating unit	2,000	5,986

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Asset Impairment

Information on Impairment of Property, plant and equipment due to technical obsolescence and damages from the earthquake and tsunami as of December 31, 2010 and December 31, 2009:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversion Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Technical Obsolescence
	12/31/2010	12/31/2009
Information relevant to the sum of all impairment	ThU.S. $2,682	ThU.S. $2,536

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversion Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Earthquake and tsunami
	12/31/2010	12/31/2009
Information relevant to the sum of all impairment	ThU.S. $ 144,207	-

The following tables show information on the Impairment provision on Property, plant and equipment as of December 31, 2010:

Property, plant and equipment provision	ThU.S.$
Opening balance at 01-01-2010	8,522
Increased provision (earthquake damages)	149,601
Impairment reversion(1)	(2,455)
Impairment reversion for sale	(3,034)
Impairment reversion for Assets held for sale	(3,745)
Closing balance at 12-31-2010	148,889
(1)Aserraderos Mutrún assets that were write-off.

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant.  The recoverable amount of the cash-generating unit was determined based on calculations of its value in use.  For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. At December 31, 2010 this goodwill amounted to ThU.S.$63,374 (ThU.S.$60,642 at December 31, 2009). The variation is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil, therefore, there has been no impairment provision.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 18.  PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Lawsuits or other Legal Proceedings

Discussed below are causes for contingent liabilities that Arauco deems relevant to report:

1)(i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) ("AFIP") initiated an ex oficio procedure against the Company’ Argentine affiliate Alto Paraná S.A. ("APSA") questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years, which includes the principal amount owed, interest and fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) ("TFN").

On February 8, 2010, APSA was notified of TFN's ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP's ex-oficio decision. This decision by the TFN extinguished the administrative process.  As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$1,481 at December 31, 2010).

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for precautionary measures.

On May 13, 2010 the Federal Appeal Court decided to accept the precautionary ruling requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This precautionary ruling was granted by the Federal Appeal Court subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. After some precisions made by APSA on the abovementioned policy, on June 2, 2010, the Federal Appeal Court accepted this surety filed by APSA and ordered to notify the precautionary

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

ruling granted to the AFIP. On June 4, 2010 the AFIP was notified on this precautionary ruling, which is final since June 22, 2010.

In spite of the TFN's ruling, the opinion issued by APSA's external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amount questioned by the State. External counsel maintains that there is a good chance that the TFN's ruling will be overruled and that the AFIP's ex-oficio decision will be rendered without effect. Due to the above, no provisions have been recognized for the periods in which the Negotiable Obligations were in force.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$2,629 at December 31, 2010) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$411 at December 31, 2010), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, the resolution of which is still pending. In order to avoid having the appeal denied by the Appeals Court or it being declared inadmissible by the Supreme Court of Justice, and to properly defend APSA’s rights, an extraordinary appeal was filed on May 6, 2010. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to Valdivia Mill of the Company, various criminal proceedings have been filed at the corresponding Warranty Court (Tribunal de Garantía), relating to alleged environmental violations that were allegedly committed as a result of operations at said Mill. All criminal proceedings have been addressed through a single investigation. The complaints relate to stipulations indicated in Article 291 of the Criminal Code (Código Penal), Article 136 of the Fishing Law (Ley de Pesca) and Article 38 of the National Monuments Law (Ley de Monumentos Nacionales).

The Public Prosecution Offices (Ministerio Público) closed the investigation and decided not to persist with it. The Warranty Court called the parties to a hearing to communicate this decision of the Public Prosecution Office. On October 18, 2010, at a hearing held before the Warranty Court of San Jose de la Mariquina, the Prosecutor in charge of the investigation announced that the Public Prosecution Office would not continue with the investigation due to the lack of a factual basis for the charges. Such decision was then announced officially by the Court, and it was not challenged.

3. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible.  This proceeding is still pending, having terminated the period in which the parties are allowed to gather and submit evidence.  Currently, Court is waiting for experts’ reports requested by the Court.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

4. With respect to the Valdivia Plant, on March 26, 2010, eleven indigenous communities, located in the borough of San José de la Mariquina, filed a constitutional action (Recurso de Protección) against the Regional Environmental Commission of the Los Ríos Region, in connection with the Exempted Resolution Nº 027 dated February 24, 2010 that favorably qualified the Environmental Impact Study of the project known as “Conduction and Ocean Discharge System for Treated Emissions from the Valdivia Plant”, the holder of which is the Company. This action is based on the grounds of alleged constitutional, legal, and regulatory infractions incurred in by said Resolution, as well as an alleged lack of surveillance and enforcement, acts and omissions, all of which would purportedly violate the constitutional rights set forth in Article 19, numbers 2, 6, 8 and 21 of the Political Constitution of Chile, namely, equality under the Law, freedom of worship, freedom to live in a pollution-free environment, and the right to freely engage in economic activities. The plaintiffs are demanding that the Resolution mentioned above be declared unenforceable.

The constitutional action mentioned above was unanimously rejected by the Court of Appeals of Valdivia on May 26, 1010.

On June 1, 2010, the plaintiffs filed an appeal before the Supreme Court. On October 14, 2010 the Supreme Court confirmed the veredict of the Court of Appeals rejecting the constitutional action (Recurso de Protección).  This judgment is just firm and enforceable.  The process is finished.

5.  With regard to the Nueva Aldea Mill, on December 21, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as subsidiarily responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as subsidiarily responsible, and also against Arauco directly.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005. These three workers allegedly suffered irradiation from handling certain equipment and materials belonging to a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A.  After being notified of these complaints, the Company opposed them on the basis of lack of jurisdiction, and, answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints made directly against the Company, requesting that they be rejected for lacking any merit.  All these demands have been consolidated into a single action, for which a trial is currently underway.

Based on these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place in December 2005.

Notified of said complaint, the Company opposed it on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit.  On July 20, 2009 the Court dismissed the complaint on the grounds that the plaintiff had

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

ceased in his procedural activity for more than six months, which decision was then challenged by the plaintiff. The Appeals Court subsequently overruled the dismissal, rejecting the lower court's argument of abandonment. Therefore, resumed the processing of this case, a hearing was set for conciliation and testing for the day January 25, 2011.

Finally, based on these same events, on November 10, 2009 the Company was notified of a labor complaint, on a general application procedure, claimed by 14 ex-employees of Echeverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as subsidiarily responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The Court denied the complaint based on the applicable statute of limitation. The plaintiff then appealed such resolution, which appeal remains pending.  On October 21, 2010 hearing was held for trial, where the Court decided to reject the plea raised and allow the plea of prescription. Both the plaintiffs and Echeverría appealed to such a resolution. On November 16, 2010 joined the appeal to the Court of Appeals Chilllán, Docket 66-2010, being currently in table.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

6. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and subsidiarily, a claim was filed against the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request.  In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review.  On February 19, 2010, the Court took note of the Company’s request; therefore the IRS should inform to the Court on this request. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

7. On January 26, 2011, Forestal Celco S.A. was notified of a civil lawsuit filed by Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

The deadline for Forestal Celco S.A. answer this lawsuit is still pending.

8. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand.  The plaintiff rectified the defects, and the Company replied to the demand. To date, the parties are summoned to hear sentence. Consequently, the judgment is pending.

9. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified of this action.

As a result on May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim finding the cause pending.

10. On November 17, 2003, Bosques Arauco S.A., an affiliate of the Company, was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant.  Aside from the restitution of the property and its products, the plaintiff also requested damages for the pain and suffering she had allegedly personally endured.  After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged pain and suffering was not an issue in the judicial proceedings and, hence, that the ruling should not include any such damages. The court rejected the incidence, proceeding to dictate the corresponding burden of proof, ordering notice by ballot.

11. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency with respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Provisions as of December 31, 2010 and December 31, 2009 are as follow:

Classes of Provisions	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Provisions, Current	5,842	5,169
Legal claims provision	5,842	5,119
Other provision	0	50
Provisions, non-current	7,609	9,463
Legal claims provision	7,609	9,463
Other provision	0	0
Total Provisions	13,451	14,632

	12/31/2010
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	14,582	50	14,632
Changes in provisions
Increase in existing provisions	5,024	0	5,024
Used provisions	(6,849)	(50)	(6,899)
Increase in foreign currency exchange	665	0	665
Other increases	29	0	29
Total Changes	(1,131)	(50)	(1.181)
Closing balance	13,451	0	13,451

	12/31/2009
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	9,269	69	9,338
Changes in provisions
Increase in existing provisions	3,573	50	3,623
Increase in joint ventures	31,250	0	31,250
Used provisions	(30,209)	0	(30,209)
Increase in foreign currency exchange	717	0	717
Other decreases	(18)	(69)	(87)
Total Changes	5,313	(19)	5,294
Closing balance	14,582	50	14,632

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS (IAS 38)

Arauco holds the following main intangible assets:

Computer software
Rights

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model
After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization Method for Computer Software

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Disclosure of Identifiable Intangible Assets

Classes of Intangible Assets, Net	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Intangible assets, net	11,127	11,154
Computer software	4,054	4,381
Water rights	5,777	5,730
Other identifiable intangible assets	1,296	1,043
Classes of Identifiable intangible assets, gross	26,694	24,535
Computer software	19,601	17,727
Water rights	5,777	5,730
Other identifiable intangible assets	1,316	1,078
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(15,567)	(13,381)
Accumulated amortization and impairment, intangible assets	(15,567)	(13,381)
Computer software	(15,547)	(13,346)
Water rights	0	0
Other identifiable intangible assets	(20)	(35)

Reconciliation between opening and closing book values

	12/31/2010
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance Changes	4,381	5,730	1,043	11,154
Additions	1,282	47	265	1,594
Amortization	(1,615)	0	0	(1,615)
Increase (decrease) in foreign currency conversion	6	0	(12)	(6)
Changes Total	(327)	47	253	(27)
Closing Balance	4,054	5,777	1,296	11,127

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

	12/31/2009
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$

Opening Balance Changes	5,738	5,026	571	11,335
Additions	1,026	704	412	2,142
Disappropriations	(11)	0	0	(11)
Amortization	(2,378)	0	(4)	(2,382)
Increase in foreign currency conversion	6	0	64	70
Changes Total	(1,357)	704	472	(181)
Closing Balance	4,381	5,730	1,043	11,154

		Minimum life	Maximum life
Computer software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 20.  BIOLOGICAL ASSETS (IAS 41)

Arauco’s biological assets include its forestry plantations of mainly radiata and taeda pine. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.5 million hectares, of which 939 thousand hectares are used for planting, 367 thousand hectares are native forest, 158 thousand hectares are used for other purposes and 52 thousand hectares will be planted.

As of December 31, 2010 the production volume totaled 16.6 million cubic meters (16.2     million cubic meters at December 31, 2009).

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current equity is projected assuming that total volume does not decrease and a minimum demand equal to the current demand is sustained.

-  Future plantations are not considered.

- The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

- Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Consolidated Statements of Income under Other income by activity, as of December 31, 2010 amounted to ThU.S.$221,501 (ThU.S.$155,532 and ThU.S.$65,201 at December 31, 2009 and 2008, respectively). Additionally, cost of sales include a higher cost of ThU.S.$200,320 (ThU.S.$115,969 and ThU.S.$172,710 as of December 31, 2009 and 2008, respectively) resulting from the difference between the cost of wood at fair value versus cost basis.

- Forests are harvested according to the needs of Arauco’s production plants.

- The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 10%.

- It is assumed that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

The following table shows changes in the balances of biological assets considering significant changes in the estimated cost considered in the calculation of fair value of such assets.

		ThU.S.$
Discount rate (points)	0.5	(120,065)
	-0.5	127,270
Margins (%)	10	380,811
	-10	(380,811)

Differences in the valuation of biological assets at the discount rate margins are presented in the Income Statement in the line Other Operating Income and Other Operating Expenses depending on whether this is profit or loss.

Forestry plantations classified as current assets correspond to those to be harvested and sold within 12 months.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in these consolidated financial statements under the equity method (see Note 16).

As of December 31, 2010, Arauco's investment in Uruguay represented a total of 127 thousand hectares, of which 68 thousand hectares are allocated to plantations, 7 thousand hectares to native forest, 44 thousand hectares for other uses, and 8 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibition to sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

As of December 31, 2010, the fair value of these forests reached ThU.S.$30,222    (ThU.S.$59,819 at December 31, 2009).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

Disclosure of Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period. These are presented in the Consolidated Balance Sheet under Inventories in the Raw Material item.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

No significant grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Current	344,096	310,832
Non-current	3,446,862	3,446,696
Total	3,790,958	3,757,528

Biological Assets Movement

Movement	12/31/2010 ThU.S.$
Opening Balance	3,757,528
Changes in Biological Assets
Additions	112,320
Decreases due to Sales	(2,832)
Decreases due to Harvest	(302,808)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	221,501
Increases (decreases) in Foreign Currency Translation	21,501
Other Increases (decreases)	(16,252)
Total Changes	33,430
Closing Balance	3,790,958

Movement	12/31/2009 ThU.S.$
Opening Balance	3,652,433
Changes in Biological Assets
Additions	95,197
Decreases due to Sales	(3,370)
Discontinuation of consolidation by the formation of joint ventures recorded under the equity method (see note 15)	(54,951)
Decreases due to Harvest	(197,149)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	155,532
Increases (decreases) in Foreign Currency Translation	112,371
Other Increases (decreases)	(2,535)
Total Changes	105,095
Closing Balance	3,757,528

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 21.  ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy.  This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company's environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco's production units have certified environmental management systems, which reinforce the Company's commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company's environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco's business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Environment Related Disbursement Information

As of December 31, 2010 and December 31, 2009, Arauco made the following disbursements related to its main environmental projects:

		Disbursements undertaken 2010				Committed Disbursements
Company	12/31/2010 Name of Project	State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A.	Construction of Outlets	Finished	3,915	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	1,752	Asset	Property, plant and equipment	158	2011
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	19,142	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	1,096	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	5,410	Asset	Property, plant and equipment	251	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	370	Expense	Operating cost	28	2011
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	1,125	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	394	Expense	Operating cost	0	0
Alto Paraná S.A.	Construction of Outlets	In process	705	Asset	Property, plant and equipment	813	2011
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	726	Asset	Property, plant and equipment	3,486	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	467	Expense	Administration expenses	500	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,696	Expense	Operating cost	2,264	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	3,329	Asset	Property, plant and equipment	0	0
Paneles Arauco S.A	Environmental improvement studies	In process	898	Expense	Administration expenses	2,080	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	702	Asset	Property, plant and equipment	22	2011
Forestal Celco S.A	Environmental improvement studies	In process	853	Asset	Property, plant and equipment	853	2012
Forestal Celco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	586	Asset	Property, plant and equipment	0	0
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,820	Asset	Property, plant and equipment	2,285	2011
	Total		44,986			12,740

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

		Disbursements undertaken 2009				Committed Disbursements
Company	12/31/2009 Name of Project	State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	7,197	Asset	Property, plant and equipment	66,376	2010-2011
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	Ended	556	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	3,515	Asset	Property, plant and equipment	541	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	25,245	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	744	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	2,131	Asset	Property, plant and equipment	2,532	2010
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	911	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	13,908	Asset	Property, plant and equipment	2,352	2010
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,270	Asset	Property, plant and equipment	88	2010
Aserraderos Arauco S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	542	Asset	Property, plant and equipment	0	0
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,271	Asset	Fixed assets	1,680	2010
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	Ended	2,448	Asset	Fixed assets	0	0
Alto Paraná S.A.	Environmental improvement studies	Ended	790	Asset	Fixed assets	0	0
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,216	Asset	Fixed assets	2,625	2010
Forestal Celco S.A	Environmental improvement studies	In process	95	Asset	Property, plant and equipment	2,811	2010
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	59	Expense	Operating costs	219	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	922	Expense	Operating costs	270	2010
Paneles Arauco S.A	Environmental improvement studies	In process	221	Expense	Operating costs	568	2010
Paneles Arauco S.A	Environmental improvement studies	In process	533	Asset	Property, plant and equipment	1,480	2010
Placas do Paraná S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	3,023	Asset	Property, plant and equipment	3,326	0
Placas do Paraná S.A	Environmental improvement studies	In process	782	Asset	Property, plant and equipment	113	2010
	Total		69,379			84,981

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 22.  ASSETS HELD FOR SALE

Due to the decrease in demand for saw timber products due primarily to the reasons described in Note 17, have led Arauco's Management to decide permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Lomas Coelemu and the remanufacturing plant Lomas Coloradas.   Fixed assets related to these facilities are available for sale, which is expected to occur in the next 12 months, which has begun efforts to sell the assets involved.

Information on the main types of non-current assets held for sale:

12/31/2010 ThU.S.$
Land	5,003
Buildings	5,877
Property, plant and equipment	3,228
Total	14,108

At December 31, 2010 has been recognized in the item Other operating expenses,   ThU.S.$926 related to impairment of these assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 23.  FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco's financial instruments as of December 31, 2010 and December 31, 2009. An informative estimate of fair value is shown for instruments valued at amortized cost.

	12/31/2010		12/31/2009
Financial Instruments	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$
Assets
Fair value with change in Income and Loss (Negotiation) (1)		270,720		231,752
Interest Rate Swaps		2,909		5,778
Forward		0		2,648
Mutual funds (2)		267,811		223,326
Loans and Accounts Receivables	1,562,277	1,562,277	880,394	880,394
Cash and cash equivalents	776,023	776,023	310,873	310,873
Cash	69,955	69,955	29,000	29,000
Fixed Term Deposits	705,694	705,694	281,873	281,873
Agreements	374	374	0	0
Accounts Receivables (net)	786,254	786,254	569,521	569,521
Trades and Notes Receivables	609,730	609,730	506,729	506,729
Leases	9,916	9,916	11,765	11,765
Other Debtors	166,608	166,608	51,027	51,027
Hedging
Swaps foreign exchange		53,407		17,998
Financial Liabilities, Total	3,826,264	3,983,667	3,535,459	3,610,893
Liabilities
Financial Liabilities at amortized cost	3,811,751	3,969,134	3,524,811	3,600,245
Bonds issued in Dollars	2,374,258	2,527,933	2,252,838	2,357,703
Bonds issued in UF (4)	677,362	694,968	398,693	390,575
Bank Loans in Dollars	375,309	364,751	527,249	509,400
Bank Loans in other currencies	22,247	18,907	23,531	20,067
Financial Leasing	393	393	608	608
Trades and other Payables	362,182	362,182	321,892	321,892
Financial liabilities with change in Income and Loss(3)		14,533		10,648

Hedging
Swaps foreign exchange	0	0	0	0

(1) Assets measured at fair value through income or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in the line Other Financial Assets.

(2) Although this item is disclosed in note IFRS 7 as Fair Value with change in income and loss according to expected sales in short term; in this Consolidated Balance Sheet,  it is classified as Cash and cash equivalents for its high level of liquidity.

(3) Financial liabilities measured at amortized cost, others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in the line Other financial liabilities, current and non-current according to their maturity.

(4) UF is a measure indexed Chilean which incorpiorates the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Here are short-term portion of long-term debt and amounts for short-term portion of financial debt as of December 31, 2010 and 2009:

	December 2010 ThU.S.$	December 2009 ThU.S.$
Obligations with banks and financial institutions long term - short term portion	63,344	99,335
Bonds -- short term portion	436,980	321,573
Total	500,324	420,908

The following table shows Arauco- net debt to equity ratio level at December 31, 2010 and 2009:

	December 2010 ThU.S.$	December 2009 ThU.S.$
Financial debt, current	540,140	524,909
Financial debt, non-current	2,909,429	2,678,010
Total	3,449,569	3,202,919
Cash and cash equivalent	(1,043,834)	(534,199)
Net financial debt	2,405,735	2,668,720
Non-controlling participation	108,381	117,682
Net equity attributable to parent company	6,732,194	5,889,554
Total consolidated equity	6,840,575	6,007,236
Total net debt to equity ratio	0.35	0.44

Fair Value Financial Assets with Changes in Income and Loss (Negotiation)

Fair value financial assets with changes in income and loss are financial assets held for negotiation. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified for negotiation purposes unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company's obligations.

The following table details Arauco's financial assets at fair value with changes in income and loss:

	December 2010 ThU.S.$	December 2009 ThU.S.$	Period Variation
Fair value with changes in income and loss (Negotiation)	270,720	231,752	17%
Interest Rate Swap	2,909	5,778	-50%
Forward	0	2,648	-100%
Mutual Funds	267,811	223,326	20%

Swaps: At the closing balance sheet date, financial assets classified in this category are not considered hedging instruments, as there is no uncertainty as to their underlying liability, so these instruments comply with the management strategy regarding implicit structural liquidity risk for Arauco operations.  The fair value of this item decreased by 50% compared to December 31, 2009 due to lower horizon cash flows from swaps. The U.S. Dollar is the original currency of these instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Forwards: Arauco acquires this type of instrument to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods. The fair value of this item has decreased by 100% since at the closing balance sheet date, there were no such instruments. The U.S. Dollar is the original currency of these instruments.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company's Investment Policy. As of the date of these consolidated financial statements, the Company has increased its position in this type of instrument by 20% as compared with December 2009.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments.  These instruments are not available for trading on non quoted market�s or otherwise. In the Consolidated Balance Sheet they are included in Cash and cash equivalent and Trades and Other receivables.

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing.  Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and other receivables current and non-current.

	December 2010 ThU.S.$	December 2009 ThU.S.$
Loans and Receivables	1,562,277	880,394
Cash and Cash Equivalents	776,023	310,873
Cash	69,955	29,000
Fixed Term Deposits	705,694	281,873
Pacts	374
Receivables (Net)	786,254	569,521
Trades and Other Noteseceivable	619,646	518,494
Other Debtors	166,608	51,027

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table show cash and cash equivalents classified by currency of origin as of December 31, 2010 and December 31, 2009:

	December 2010 ThU.S.$	December 2009 ThU.S.$
Cash and Cash Equivalents	1,043,834	534,199
US Dollar	513,292	177,569
Euro	73,573	66,935
Other currencies	48,511	64,879
$ no adjustable	408,458	224,816

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize the value of cash surpluses in short-term. This instrument is authorized by Arauco's Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades receivables are presented at net value, which means that they are presented net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files for and commences legal bankruptcy proceedings or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters.

Trades and account receivables, current and non-current by currencies as of December 31, 2010 and December 31, 2009 as follow:

	December 2010 ThU.S.$	December 2009 ThU.S.$
Trades and account receivables, current	774,289	558,441
US Dollar	528,657	397,394
Euro	31,651	19,348
Other currencies	93,075	35,074
$ no adjustable	115,338	102,098
U.F.	5,568	4,527
Trades and account receivables, non-current	11,965	11,080
US Dollar	4,389	4,152
Other currencies	205	102
$ no adjustable	4,589	4,163
U.F.	2,782	2,663

The following table summarizes Arauco's financial assets at closing balance:

	December 2010 ThU.S.$	December 2009 ThU.S.$
Financial Assets	1,832,997	1,112,146
Fair Value with changes in Income	270,720	231,752
Loans and Receivables	1,562,277	880,394

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

	Currency	12/31/2010	12/31/2009	12/31/2010	12/31/2009
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		3,811,751	3,524,811	3,969,134	3,600,245
Bonds Issued	U.S. Dollar	2,374,258	2,252,838	2,527,933	2,357,703
Bonds Issued	U.F.	677,362	398,693	694,968	390,575
Bank Loans	U.S. Dollar	375,309	527,249	364,751	509,400
Bank Loans	Other currencies	22,247	23,531	18,907	20,067
Financial Leasing	U.F.	393	608	393	608
Trades and Other Payables	U.S. Dollar	296,697	280,506	296,697	280,506
Trades and Other Payables	Euro	3,220	2,898	3,220	2,898
Trades and Other Payables	Other currencies	25,368	14,285	25,368	14,285
Trades and Other Payables	$ no adjustable	35,319	22,876	35,319	22,876
Trades and Other Payables	U.F.	1,578	1,327	1,578	1,327

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet as of December 31, 2010 is as follows:

	December 2010
	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Loans that accrue interest	540,140	2,904,428	3,449,568
Trades and Other Payables	362,182	0	362,182
Total Financial Liabilites	902,322	2,904,428	3,811,750

	December 2009
	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Loans that accrue interest	524,548	2,678,371	3,202,919
Trades and Other Payables	321,892	0	321,892
Total Financial Liabilites	846,440	2,678,371	3,524,811

Fair Value Financial Liabilities with Changes in Income and Loss

As of the closing date of the balance sheet, Arauco held a rate swap and forward exchange rate as a financial liability at fair value with changes in income and loss.  This liability incurred a net decrease of 28%, due to a rate decrease experienced by the economy in the last period. Both financial instruments incurred a decrease of 36% at December, 2010 in financial liability at fair value with changes in income and loss compared to December 2009.

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in income and loss	14,533	10,648	36%
Swap	7,642	10,648	-28%
Forward exchange rate	6,891	0

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

A summary of Arauco's financial liabilities at closing balance date is as follows:

Financial Liabilities	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Total Financial Liabilities	3,826,264	3,535,459
Financial Liabilities at fair value with changes in income (negotiation)	14,533	10,648
Financial Liabilities Measured at Amortized Cost	3,811,731	3,524,811

Effect on Income

The following table details reconciliation of balances swap cash flow hedges presented in Comprehensive Income Statement:

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Opening balance	(4,820)	0
Fair value variation	35,409	17,998
Covered bond exchange difference	(47,714)	(24,721)
Higher financial expense to incomes	5,197	2,122
Swaps liquidations	(4,047)	(1,206)
Tax	1,896	987
Closing balance	(14,079)	(4,820)

The following table details net income items and expenses recognized in income on financial instruments:

		Net Gain (loss)		Impairment
Assets	Financial Instrument	12/31/2010 ThU.S.$	09/30/2009 ThU.S.$	12/31/2010 ThU.S.$	09/30/2009 ThU.S.$
At fair value with changes in income	Swap	3,054	4,391	0	0
	Forward	(10,529)	(3,691)	0	0
	Mutual Funds	2,661	5,800	0	0
	Sub-Total	(4,814)	6,500	0	0

Loans and Receivables	Fix terms deposits	7,826	6,638	0	0
	Repurchased agreements	49	376	0	0
	Trades and Other receivables	0	0	(1,515)	(3,512)
	Sub-Total	7,875	7,014	(1,515)	(3,512)

Hedge instruments	Cash flow swap	(5,197)	(2,122)	0	0
	Sub-Total	(5,197)	(2,122)	0	0
Liabilities At amortized cost	Bank loans	(11,294)	(19,251)	0	0
	Bond issued obligations	(164,854)	(145,733)	0	0
	Sub-Total	(176,148)	(164,984)	0	0

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated December 31, 2010, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

-	Level I: Values or quoted prices in active markets for identical assets and liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

-
Level II: Information ("Inputs") from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

-	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value	Measurement Methodology
	December 2010 ThU.S.$	Level I ThU.S.$	Level II ThU.S.$	Level III ThU.S.$
Financial Assets at fair value
Swap (asset)	2,909	0	2,909	0
Forward	0	0	0	0
Mutual Funds	267,811	267,811	0	0
Financial Liabilities at fair value
Swap (liabilities)	7,642	0	7,642	0
Forward (liabilities)	6,891	0	6,891	0

Hedging Instruments
Hedging instruments registered as of December 31, 2010 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded rate swaps resulting at fair value for a total of ThU.S.$53,407 which is presented in the Consolidated Balance Sheet in Other financial assets, non-current.  Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly resulting from  having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (in March and September). This bond is amortized at the end of the period, with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$7,555 as of December 31, 2010. The maturity date of this Swap is March 1, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$8,088 as of December 31, 2010.  The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments that are subject of such hedging.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed a F series bond in November 2008 and, March 2009 for an amount of   7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1:  With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays seme-annual interest (in April and October) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%.  The market value amounts to ThU.S.$ 6,544 as of December 31, 2010.  This contract expires on October 30, 2014.

Contract 2:  With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$7,115 as of December 31, 2010.  This contract expires on April 30, 2014.

Contract 3:  With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$ 7,100 as of December 31, 2010.  This contract expires on October 30, 2014.

Contract 4:  With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$7,526  as of December 31, 2010.  This contract expires on October 30, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Contract 5:  With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$6,852 as of December 31, 2010.  This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Swaps J Series Bond

Hedging Objective

Arauco placed a J series bond in September 2010 for an amount of 5,000,000 UF at an annual rate of 3.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1:  With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays seme-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%.  The market value amounts to ThU.S.$452 as of December 31, 2010.  This contract expires on September 1, 2020.

Contract 2:  With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The markets value amounts to ThU.S.$452 as of December 31, 2010.  This contract expires on September 1, 2020.

Contract 3:  With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.25%. The markets value amounts to ThU.S.$244 as of December 31, 2010.  This contract expires on September 1, 2020.

Contract 4:  With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.17%. The markets value amounts to ThU.S.$567 as of December 31, 2010.  This contract expires on September 1, 2020.

Contract 5:  With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.876 million (equivalent to 1,000,000 UF at the exchange rate at the date of the

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

contract) at a rate of 5.09%. The markets value amounts to ThU.S.$911 as of December 31, 2010.  This contract expires on September 1, 2020.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds, with U.S. Dollar cash flows (Arauco's functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are recorded at fair value.

Swaps:  They are valued using the discounted cash flow method at a discount rate in accordance with operational risk, using specific swap valuation tools provided by the Bloomberg terminal.

Forwards:  These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Mutual Funds:  Given their nature, they are recognized at fair value at the closing date for the period.

Loans and Receivables

Their value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt.

Repurchased Agreements: These are measured at initial investment cost of paper sold plus interest accrued at the closing date of each period.

Hedging

These financial instruments are measured using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as a counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are measured at amortized cost using the effective interest rate method.

The fair value estimate of bank obligations is determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

 Swap: These financial instruments are measured using the discounted cash flow method at a rate consistent with the operation risk, using the information given by each bank as a counterpart.

Forward: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Risk Management

Arauco's financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco's global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects on Arauco's financial profitability.

Arauco's financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco's operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco's exposure to credit risk is directly related to each of its customer's individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales.  These are intended to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings from January 13, 2011).  Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company.  These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country's legislation. Debt covered by this type of guarantee amounted to U.S.$131,22 million in December 2010. The guarantee procedure is regulated by Arauco's Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company's maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

At the end of 2010, Arauco's consolidated sales amounted to ThU.S.$3,788,354 that according to the agreed term of sales, 57.12% correspond to credit sales, 29.19% to sales with letters of credit, and 13.69% to other classes of sales, such as Cash Against Documents (CAD).

As of December 31, 2010, Arauco's Sales Debtors amounted to ThU.S.$609,189 that according to the agreed term of sales, 58.82% corresponded to credit sales, 34.54% to sales with letters of credit and 6.63% to other classes of sales, such as CAD, distributed among 2,441 clients. The client with the highest open account debt did not exceed 2.42% of total receivables at that date.

The receivables covered by the different insurance and guarantee policies reaches 95.84%, therefore, Arauco's exposure portfolio is 4.16%.

Secured Debt-Open Account
	ThU.S.$	%
Total Open Account receivables	358,344	100.00
Secured debt (*)	343,431	95.84
Uncovered debt	14,913	4.16

(*) Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

	December 2010 ThU.S.$	December 2009 ThU.S.$
Current Receivables
Trades and Notes Receivable	609,189	506,503
Financial lease debtors	4,317	4,315
Other Debtors	160,783	47,623
Net Subtotal	774,289	558,441
Trades and Notes Receivable	622,773	521,462
Financial lease debtors	4,317	4,315
Other Debtors	168,532	52,482
Gross Subtotal	795,622	578,259
Estimated Trades and Uncollectable Notes - Bad Debt	13,584	14,959
Estimated Financial leases	0	0
Estimated Miscellaneous - Bad Debt	7,749	4,859
Subtotal Bad Debt	21,333	19,818
Non Current Receivables
Trades and Notes Receivable	541	226
Financial lease debtors	5,599	7,450
Other Debtors	5,825	3,404
Net Subtotal	11,965	11,080
Trades and Notes Receivable	541	226
Financial lease debtors	5,599	7,450
Other Debtors	5,825	3,404
Gross Subtotal	11,965	11,080
Estimated Trades and Uncollectable Notes - Bad Debt	0	0
Estimated Financial leases	0	0
Estimated Miscellaneous - Bad Debt	0	0
Subtotal Bad Debt	0	0

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company's Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies of country and world risk rankings, and of their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have accumulated past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Of the total accounts receivable as of December 31, 2010, 88.43% is current, 7.68% is between 1 and 15 days past due, 1.82% is between 16 and 30 days past due, 0.23% is between 31 and 60 days past due, 0.58% is between 61 and 90 days past due, 0.25% is between 91 and 180 days past due, being the maximum distribution of credit for Arauco.

The following table shows the percentages in Sales debtors net, as of December 31, 2010:

Accounts receivables
Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	538,731	46,766	11,058	1,412	3,528	1,500	6,194	609,189
%	88.43%	7.68%	1.82%	0.23%	0.58%	0.25%	1.02%	100%

Arauco has recognized impairment over the last five years in the amount of U.S.$9,77 which represents 0.057% of total sales during this period.

Sales debtor impairment as a
percentage of total sales

	2010	2009	2008	2007	2006	Last 5 years
Sales Debtors Impairment	0.05%	0.05%	0.13%	0.03%	0.01%	0.06%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first three quarters of 2010 amount to U.S.$1,69 million which represents 18.18% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years' risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, Arauco Group updated its Corporate Credit Policy.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is a Bad Debtors Provision Policy under IFRS for all the companies of Arauco group.

Investment Policy:

Arauco has an Investment Policy that which identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

The company's Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries (banks, securities dealers and brokers, mutual fund. The last two ones must be banking subsidiaries), a methodology is used with the objective of determining the relative risk level of each bank or entity's financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official Financial statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco's Chief Financial Officer.

Type of Risk: Liquidity Risk

 Description

This risk corresponds to Arauco's ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco's exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department constantly monitors the Company's cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

December 31, 2010 (1):

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current		%
-	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	144	0	0	406	0	144	406	Monthly	TJLP+1.2%	TJLP+1.2%
-	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	161	0	0	308	0	161	308	Monthly	TJLP+1.2%	TJLP+1.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA-United States	0	260	24,000	219,463	79	24,260	219,542	(l) semmianual; (k) semmianually from 2011	Libor 6 months +0.2%	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA	30,001	0	0	0	0	30,001	0	Maturity	0.26%	0.26%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	American Express	495	0	0	0	0	495	0	Maturity	0.00%	0.00%
-	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	0	8,905	0	0	0	8,905	0	Maturity	6.75%	6.75%
-	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	82	0	0	1,267	3,480	82	4,747	Monthly	TJLP+3.80%	TJLP+3.80%
-	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	213	0	0	806	260	213	1,066	Maturity	11.25%	11.25%
-	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	137	0	2,501	3,989	260	2,638	4,249	Monthly	TJLP+3.80%	TJLP+3.80%
-	Arauco Forest Brasil S.A.	U.S.Dollar	Banco Votorantim-Brazil	6	0	0	109	375	6	484	Maturity	11.25%	11.25%
-	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	71	0	0	271	0	71	271	Monthly	4.50%	4.50%
-	Arauco Forest Brasil S.A.	Real	Banco Itau-Brazil	186	0	0	647	0	186	647	Maturity	4.50%	4.50%
-	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	81	0	0	0	358	81	358	Monthly	0.00%	0.00%
76,721,630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan-United States	9,860	0	25,713	69,094	0	35,573	69,094	Quarterly	Libor 3 months +0.375%	Libor 3 months +0.375%
			Total	41,437	9,165	52,214	296,360	4,812	102,816	301,172

Tax ID	Name	Currency	Name- country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current		%	%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	303	48,190	0	303	48,190	(l) semmianual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	2,250	53,987	424,911	2,250	478,898	(l) semmianual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	684	0	96,006	0	684	96,006	(l) semmianual; (k) maturity	2.40	2.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	0	2,422	0	41,385	280,729	2,422	322,114	(l) semmianual; (k) maturity	3.23	3.22
-	Alto Paraná S.A.	U.S. Dollar	Bonds 144 A-Argentina	1,004	0	0	68,850	292,482	1,004	361,332	(l) semmianual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2019	15,205	0	0	145,000	638,387	15,205	783,387	(l) semmianual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2a emission	0	2,734	0	37,500	142,808	2,734	180,308	(l) semmianual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 4a emission	0	8,914	386,558	0	0	395,472	0	(l) semmianual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 5a emission	7,303	0	0	329,510	0	7,303	329,510	(l) semmianual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 6a emission	0	0	4,047	440,252	0	4,047	440,252	(l) semmianual; (k) maturity	5.64	5.63
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	5,556	0	0	80,000	502,661	5,556	582,661	(l) semmianual; (k) maturity	5.02	5.00
			Total	29,068	14,754	393,158	1,340,680	2,281,978	436,980	3,622,658

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current		%	%
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	27	54	250	49	0	331	49	Monthly	4.50	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	13	0	0	0	0	13	0	Monthly	4.50	4.50
			Total	40	54	250	49	0	344	49

(!) Arauco' politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

December 31, 2009:

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
-	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	5	0	22	325	0	27	325	Montly	TJLP+1.8%	TJLP+1.8%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco BBVA-United States	0	0	301	172,458	72,453	301	244,911	(l) semmianual; (k) semmianual from 2011	Libor 6 months +0.2%	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco del Estado-Chile-97,030,000-7	0	103,640	0	0	0	103,640	0	Maturity	4.35%	4.35%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco BBVA-Chile-91,032,000-8	0	15,003	0	0	0	15,003	0	Maturity	Libor 2 months +0.55%	Libor 2 months +0.55%
-	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	722	1,195	371	0	0	2,288	0	Maturity	6.75%	6.75%
-	Alto Paraná S.A.	US Dollar	Banco Santander Rio-Argentina	3,061	0	0	0	0	3,061	0	Maturity	4.80%	4.80%
-	Alto Paraná S.A.	US Dollar	Banco Santander Rio-Argentina	0	4,006	0	0	0	4,006	0	Maturity	2.00%	2.00%
-	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	77	0	0	0	4,404	77	4,404	Montly	TJLP+3.80%	TJLP+3.80%
-	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	6	0	0	0	424	6	424	Montly	VC+CM+3.30%	VC+CM+3.30%
-	Alto Paraná S.A.	US Dollar	Bank Boston-Argentina	3,580	0	0	0	0	3,580	0	Maturity	5.0%	5.0%
-	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	0	0	5,022	0	0	5,022	0	Maturity	2.50%	2.50%
-	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	0	4,001	0	0	0	4,001	0	Maturity	1.85%	1.85%
-	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	1,534	0	0	0	0	1,534	0	Maturity	5.0%	5.0%
-	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	1,006	0	0	0	0	1,006	0	Maturity	3.0%	3.0%
-	Alto Paraná S.A.	US Dollar	Banco Galicia-Argentina	0	0	2,009	0	0	2,009	0	Maturity	2.75%	2.75%
-	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	2,569	4,116	9,381	0	0	16,066	0	Montly	1.43% do CDI	1.43% do CDI
-	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	7	20	54	474	118	81	592	Montly	0%	0%
76,721,630-0	Forestal Rio Grande S.A.	US Dollar	J.P.Morgan-United States	10,267	0	25,713	104,197	0	35,980	104,197	Quarterly	Libor 3 months +0.375%	Libor 3 months +0.375%
78,049,140-K	Forestal Los Lagos S.A.	US Dollar	Santander Overseas Bank-Puerto Rico	4,839	0	0	0	0	4,839	0	Semminanual	Libor 6 months + 0.5%	Libor 6 months + 0.5%
			Total	27,673	131,981	42,873	277,454	77,399	202,527	354,853

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current		%	%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	273	45,796	0	273	45,796	(l) semmianual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	2,026	48,635	407,643	2,026	456,278	(l) semmianual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	617	0	89,067	0	617	89,067	(l) semmianual; (k) maturity	2.40	2.25
-	Alto Paraná S.A.	US Dollar	Bonds 144 A-Argentina	1,004	0	0	68,850	313,031	1,004	381,881	(l) semmianual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2019	15,406	0	0	145,000	681,250	15,406	826,250	(l) semmianual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2a emission	0	2,734	0	37,500	153,125	2,734	190,625	(l) semmianual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 3a emission	0	8,749	270,500	0	0	279,249	0	(l) semmianual; (k) maturity	8.65	8.625
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 4a emission	0	8,914	0	416,993	0	8,914	416,993	(l) semmianual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 5a emission	7,303	0	0	346,125	0	7,303	346,125	(l) semmianual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 6a emission	0	0	4,047	83,250	380,406	4,047	463,656	(l) semmianual; (k) maturity	5.64	5.63
			Total	23,713	21,014	276,846	1,281,216	1,935,455	321,573	3,216,671

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current		%	%
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	18	37	169	235	0	224	235	Monthly	4.50	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	11	22	104	12	0	137	12	Monthly	4.50	4.50
			Total	29	59	273	247	0	361	247

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Guarantees given

As of the date of these financial statements, Arauco holds ThU.S.$10,622 as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

As of December 31, 2010, the assets covered by an indirect guarantee amounted to ThU.S.$308,874. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company (the full guarantee of Celulosa Arauco y Constitución S.A. on Alto Paraná bonds amounted to ThU.S.$ 270,000) or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to ThU.S.$38,005, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Arauco do Brasil S.A.	Collateral	Property,plant and equipment	1,197	Banco Alfa S.A.
Arauco do Brasil S.A.	Guarantee Letter	-	2,332	Tractebel Energia Comercializadora Ltda.
Arauco Forest Brasil S.A.	Guarantee Letter	-	7,027	Banco Votorantim S.A.

Indirect:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	Full Guarantee	-	270,000	Alto Paraná S.A. (Bonds Holders 144 A)
Bosques Arauco S.A.	Buy-back	-	4,788	Leasing Banco Santander
Bosques Arauco S.A.	Buy-back	-	2,362	Leasing Banco Chile
Forestal Valdivia S.A.	Buy-back	-	1,099	Leasing Banco Santander
Forestal Valdivia S.A.	Buy-back	-	1,581	Leasing Banco Chile
Forestal Celco S.A.	Buy-back	-	15,609	Banco Santander
Forestal Celco S.A.	Buy-back	-	13,345	Banco Chile

Type of Risk: Market Risk - Exchange Rate

Description

This risk arises from the probability of being affected by losses from fluctuations in exchange rate in currencies in which assets and liabilities are denominated, in other than the functional currency defined by Arauco.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Euro, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Income.

Sensitivity analysis considers a variation of + / - 10% of the exchange rate as of December 31, 2010 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of + / - 10% in relation to the Chilean Peso would mean a EBITDA an annual variation of + / - 0.21% on the income after tax and + / - 0.23% and 0.02% on equity.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	12/31/2010	12/31/2009
Bonds Issued in UF (E Series) (*)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	2,000,000	3,000,000

(*) Arauco placed a E series bond in November 2008 for an amount of 1,000,000 UF at an annual rate of 4.00% payable semi-annually.

Type of Risk: Market Risk - Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2010, 7.3% of the Company's bonds and bank loans bear interest at variable rates. A change of + / - 10% interest rate, is considered a possible range of fluctuation.  Such market conditions would affect the income after tax at rate of + / - 0.07% and equity would not be affected.

	12/31/2010 ThU.S.$	Total
Fixed rate	3,197,239	92.7%
Bonds issued	3,051,620
Loans with Banks (*)	145,226
Financial leasing	393
Variable rate	252,330	7.3%
Bonds issued	0
Loans with banks	252,330
Total	3,449,569	100.00%

(*)  Includes bank loans with variable rate swapped to fixed rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk - Price of Pulp

Description

 Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales and directly affect the net income for the period.

As of December 31, 2010, operational income due to pulp sales accounted for 47.24% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + / - 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + / - 10% in the average pulp price would mean a  EBITDA annual variation of + / - 23.43%, on the income after tax and + / - 17.98% and + / - 1.40% on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 24.  OPERATING SEGMENTS (IFRS 8)

Operating segments were defined in accordance with Arauco's senior management internal reporting structure, which is used to support operating decisions and resource allocation. Furthermore, the availability of relevant financial information has been considered in order to define operating segments.  The persons responsible for making the decisions mentioned above are the Chief Executive Officer and Corporate Managing Directors of each business area (segment).

In line with the above, the Company established operating segments according to the following business units:

●	Pulp
●	Panels
●	Sawn Timber
●	Forestry

Description of Products and Services that Provide Ordinary Income for each disclosed Segment

Following below are the main products that provide ordinary income for each operational segment:

●	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

●	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

●	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

●
Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others.  On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 millions tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 8 industrial plants, 3 in Chile, 2 in Argentina and 3 in Brazil, the Company has a total annual production capacity of 3.2 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation, 8 in Chile and 1 in Argentina, the Company has a production capacity of 2.8 million cubic meters of sawn wood.

Furthermore, the company has 6 remanufacturing plants, 5 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco's core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 939 thousand hectares are used for plantations, 367 thousand hectares for native forests, 158 thousand hectares for other uses and 52 thousand hectares are to be planted. Arauco's principal plantations consist of Radiata and taeda pine. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 127 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

Summary financial information of assets, liabilities and income by segment, are as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2010	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Income due to ordinary activities from external customers	1,878,997	621,453	156,269	1,109,738	21,897	0	3,788,354	0	3,788,354
Ordinary activity income among segments	29,340	44,753	663,524	16,592	23,741	0	777,950	(777,950)	0

Financial income	0	0	0	0	0	22,154	22,154	0	22,154
Financial costs	0	0	0	0	0	(213,912)	(213,912)	0	(213,912)
Financial costs, net	0	0	0	0	0	(191,758)	(191,758)	0	(191,758)

Depreciation and amortizations	145,254	18,833	10,211	52,764	3,891	2,702	233,655	0	233,655
Sum of significant income accounts	116,666	2,673	221,501	5,837	0	0	346,677	0	346,677
Sum of significant expense accounts	3,829	7,058	11,392	2,979	296	0	25,554	0	25,554

Income (loss) of each specific segment	891,802	64,774	90,223	172,920	3,037	(528,006)	694,750	0	694,750

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	1,906	1,906	0	1,906
Joint ventures	(1,117)	0	(6,988)	0	0	(1,494)	(9,599)	0	(9,599)

Income tax expense	0	0	0	0	0	(198,018)	(198,018)	0	(198,018)

Non-monetary asset disbursements of the segment

Acquisition of property,plant and equipment and biological assets	312,258	55,224	192,199	72,281	1,358	466	633,786	0	633,786
Acquisition and contribution of investments in associates and joint venture	9,650	0	29,909	7,523	0	8,000	55,082	0	55,082

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,599,750	561,495	100,342	583,067	1,525	0	2,846,179	0	2,846,179
Ordinary income - foreign (Foreign companies)	279,247	59,958	55,927	526,671	20,372	0	942,175	0	942,175
Total Ordinary Income	1,878,997	621,453	156,269	1,109,738	21,897	0	3,788,354	0	3,788,354

Year ending December 31, 2010	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	3,840,362	546,386	5,237,801	1,438,486	50,120	1,412,275	12,525,430	(19,098)	12,506,332

Investments accounted through equity method
Associates	0	0	0	0	0	114,155	114,155	0	114,155
Joint Ventures	33,588	0	328,622	0	0	21,839	384,049	0	384,049
Segment liabilities	153,270	54,132	112,374	256,864	13,469	5,075,648	5,665,757	0	5,665,757

Chile	2,594,804	248,490	3,425,316	295,677	1,978	225,815	6,792,080	2,486	6,794,566
Foreign	531,107	31,550	1,242,324	644,501	35,367	88,909	2,573,758	0	2,573,758
Non-current assets, Total	3,125,911	280,040	4,667,640	940,178	37,345	314,724	9,365,838	2,486	9,368,324

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2009	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Income due to ordinary activities from external customers	1,682,715	493,938	89,521	832,170	14,701	0	3,113,045	0	3,113,045
Ordinary activity income among segments	19,920	2,974	665,057	34,472	26,009	0	748,432	(748,432)	0

Financial income	0	0	0	0	0	19,313	19,313	0	19,313
Financial costs	0	0	0	0	0	(193,872)	(193,872)	0	(193,872)
Financial costs, net	0	0	0	0	0	(174,559)	(174,559)	0	(174,559)

Depreciation and amortizations	135,849	19,797	7,518	40,543	3,704	0	207,411	0	207,411
Sum of significant income accounts	0	0	220,570	673	0	0	221,243	0	221,243
Sum of significant expense accounts	3,399	7,755	4,314	342	0	0	15,810	0	15,810

Income (loss) of each specific segment	320,161	(5,833)	191,000	83,539	256	(288,225)	300,898	0	300,898

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	4,084	4,084	0	4,084
Joint ventures	183	0	26	0	0	2,328	2,537	0	2,537

Income tax expense	0	0	0	0	0	(53,537)	(53,537)		(53,537)

Non-monetary asset disbursements of the segment

Acquisition of property,plant and equipment and biological assets	167,560	33,193	131,479	32,622	2,010	1,667	368,531	0	368,531
Acquisition and contribution of investments in associates and joint venture	0	0	117,585	164,088	0	22,060	303,733	0	303,733

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,483,774	448,452	51,242	508,747	1,008	0	2,493,223	0	2,493,223
Ordinary income - foreign (Foreign companies)	198,941	45,486	38,279	323,423	13,693	0	619,822	0	619,822
Total Ordinary Income	1,682,715	493,938	89,521	832,170	14,701	0	3,113,045	0	3,113,045

Year ended December 31, 2009	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	3,752,640	444,803	5,029,092	1,209,617	50,426	938,154	11,424,732	(10,905)	11,413,827

Investment in associates and joint ventures through equity method
Associates	0	0	0	0	0	118,435	118,435	0	118,435
Joint Ventures	25,055	0	305,701	0	0	26,910	357,666	0	357,666
Segment liabilities	119,262	41,251	94,786	232,227	9,407	4,534,461	5,031,394	0	5,031,394
Nationality of non-current assets
Chile	2,604,235	222,473	3,364,282	299,227	1,974	175,945	6,668,136	1,938	6,670,074
Foreign	539,907	42,053	990,407	764,288	37,627	97,158	2,471,440	0	2,471,440
Non-current assets, Total	3,144,142	264,526	4,354,689	1,063,515	39,601	273,103	9,139,576	1,938	9,141,514

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 25.  DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income
As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend payment is determined based on the effective realized income, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)
Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net income at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

2)
Those generated through the acquisition of entities. These results will be restored to the net income at the time of their realization. For this purpose, the results are realized when acquired entities generate an income after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net income as of December 31, 2010 and 2009 corresponding to 40% of the distributable net income for the every year:

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2010	694,750
Adjustments
Biological Assets
Unrealized	(221,502)
Realized	200,320
Deferred income taxes	(1,744)
Bioligical Assets (net)	(22,926)
Negative Goodwill	(1,113)
Total adjustments	(24,039)
Distributable Net Income at 12/31/2010	670,711

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2009	300,898
Adjustments
Biological Assets
Unrealized	(155,532)
Realized	115,969
Deferred income taxes	10,492
Bioligical Assets (net)	(29,071)
Income for the incorporationof the joint venture	(28,167)
Negative Goodwill	(36,871)
Total adjustments	(94,109)
Distributable Net Income at 12/31/2009	206,789

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net income to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

Other non-current financial liabilities included in the Consolidated Balance Sheet dated December 31, 2010 shows ThU.S.$210,956 and ThU.S.$182,770 correspond to the provision of minimum dividend for the year 2010, discounting the interim dividend for ThU.S.$85,515 paid on December 16, 2010.

Earnings per share
The earnings per share are calculated by dividing the income attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

Gains (losses) per Shares	January-December
	2010 ThU.S.$	2009 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	694,750	300,898
Weighted average of number of shares, basic	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	6.14	2.66

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statement
December 31, 2010
Amounts in thousands of U.S. dollars, except as indicated

NOTE 26.  EVENTS AFTER REPORTING PERIOD (IAS 10)

1) Arauco and Stora Enso have done a number of investments in order to secure a strategic base that allows forestry to carry out a project to build a pulp mill in the Republic of Uruguay.  To achieve this goal, Arauco, through its subsidiary Inversiones Arauco Internacional Limitada and Stora Enso are equal partners in a joint venture nominated Montes del Plata, who owned forests in Uruguay of approximately 250,000 hectares of land, of which half is planted.

Considering this strategic supply base forest, Inversiones Arauco Internacional Limitada and Stora Enso have agreed to undertake a project to build a pulp mill with a guaranteed capacity of 1.3 million tons per year, a port and a power unit utilizing renewal resources in the location of Punta Pereira, department of Colonia, Uruguay.  Total investment is estimated to be of US$ 1,900,000,000.

It is estimated that the pulp mill is operational in the first half of 2013. Wood supply will come mostly from its forest plantations of Montes del Plata in the various department of the country. The project will be financed by approximately 40% correspondent to capital from shareholders and 60% from third-party financing.

Arauco estimates that this Project will have positive effects in the Company's results, despite the fact that these effects are currently not quantifiable.

2) As indicated, Inversiones Arauco Internacional Limitada, a subsidiary of the Company, and Stora Enso agreed to carry out a Project to build a pulp mill edge with guaranteed capacity of 1.3 million tons per year, a port and a power generated unit based on renewal resources in the location of Punta Pereira, department de Colonia, Uruguay.

In relation to the above mentioned, on February 9, 2011 the Board of Directors of the Company in 23rd Extraordinary Shareholders' Meeting approved the provision of a non-solidarity and limited guarantee to ensure obligations to the Uruguayan company, Celulosa y Energía Punta Pereira S.A. ("CEPP"), a related company of Arauco, to assume through "Engineering Procurement and Construction Agreement" the construction of the main areas of the pulp mill (the "EPCs") in favor of the company Andritz AG constituted in Uruguay to celebrate the EPCs that will be signed for this purposes. The mentioned guarantee will be limited to the lower sum of: (i) 50% of any and all amounts owed by CEPP, under the EPCs; or (ii) the total and cumulative amount of €189.000.000.

3) The only industrial unit of the Company in which normalization was pending at December 31, 2010 as a result of the event dated February 27, 2010 was Line II of the Arauco Plant, located in Arauco, VIII Region, with a production capacity of 500,000 tons of cellulose per year. This line faced a complex repair process for the damages caused by the earthquake that occurred last February 27, especially its recovery boiler, which is critical for resuming production.

The referred Line II initiated its productive activities the first two weeks of February 2011.

4) The authorization for the issuance and publication of these consolidated financial statements for year ended at December 31, 2010 was approved by the Board of Directors of the Company (the "Board") in Extraordinary Session No. 438 dated March 04, 2011.

No other events have occurred between December 31, 2010 and the issuance of these financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 18, 2011	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer